CUSIP No.:  81731K101                      13D                      Page 1 of 4


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934 *

                          Sentry Technology Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    81731K101
                                  (CUSIP Number)


                             Brascan Technology Fund

                      BCE Place, 181 Bay Street, Suite 300
                         Toronto, Ontario, Canada M5J2T3
                                 (416) 510-5733
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 4, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




--------------------------------------------------------------------------------
      1. Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only).

         Brascan  Technology  Fund
--------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)[_]
--------------------------------------------------------------------------------
      3.  SEC  Use  Only
--------------------------------------------------------------------------------
      4.  Source  of  Funds  (See  Instructions): WC  &  OO
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
      6.  Citizenship  or  Place  of  Organization:  Ontario
--------------------------------------------------------------------------------


NUMBER  OF         (7)  SOLE  VOTING  POWER
                             21,666,667*
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED  VOTING  POWER
                           -0-
OWNED  BY
                  --------------------------------------------------------------
EACH              (9)  SOLE  DISPOSITIVE  POWER
                            21,666,667*
REPORTING
                  --------------------------------------------------------------

PERSON  WITH       (10)  SHARED  DISPOSITIVE  POWER
                           -0-

                  --------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 21,666,667 (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11) 15.8% (See Item 5 below)

14.  Type  of  Reporting  Person  (See  Instructions)  CO

-------------------------------------------------------------------------------
*Consists of 16,666,667 shares of common stock issuable upon conversion of a convertible debenture , and (ii) 5,000,000 shares of common stock issuable upon the exercise of warrants.


ITEM  1.  SECURITY  AND  ISSUER

This Schedule 13D relates to the shares of Common Stock, par value $.001, of Sentry Technology Corporation, a Delaware corporation ("Issuer"). The principal executive office and mailing address of Issuer is 1881 Lakeland Avenue, Ronkonkoma, New York 11779.

ITEM  2.  IDENTITY  AND  BACKGROUND

(a) This Schedule 13D is being filed by Brascan Technology Fund (hereafter referred to as the "Reporting Person").

(b)  The  business address of the Reporting Person is BCE Place, 181 Bay Street,
Suite  300,  P.O.  Box  771,  Toronto  ON   M5J  2T3.

(c) The principal business of the Reporting Person is to invest in equity and equity related securities.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited partnership formed under the laws of the Province of Ontario, Canada.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

The securities referred to in this schedule were purchased with working capital of the Reporting Person. The consideration paid by the Reporting Person to the Issuer in making the purchases reported on this Schedule 13D was $2,000,000.

ITEM  4.  PURPOSE  OF  TRANSACTION

The purpose of the acquisition of the securities reported on this Schedule 13D was for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors. The securities referred to in this Schedule 13D were acquired in the ordinary course of business and the Fund is holding the securities for the benefit of its investors.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

Pursuant to that certain Debenture Agreement dated April 30, 2004 between the Issuer and Reporting Person, the Reporting Person is entitled to obtain shares of the Issuer's common stock upon conversion of a convertible debenture in the amount of $2,000,000 at a conversion price equal to the market price of the stock at the time of conversion less a discount of 30%, with a maximum conversion price of $0.12 per share and a minimum conversion price of $0.03 per share. The amount of common shares indicated in Item 2 assumes a conversion price of $0.12 per share for a total of 16,666,667 shares.

Also, on May 4, 2004, the Reporting Person obtained Warrants to purchase 5,000,000 shares of the Issuer's common stock at a purchase price of $0.15 per share.

Based upon the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004,as of May 12, 2004 there were 115,750,363 shares of common stock issued and outstanding. As of the date of this Schedule 13D, the Reporting Person beneficially owns a convertible debenture convertible into 16,666,667 shares of common stock at an anticipated conversion price of $0.12 per share, and warrants to purchase 5,000,000 shares of common stock. This constitutes, assuming the exercise of all of the warrants and conversion of all of the debenture, an aggregate of approximately 15.8% of the outstanding shares of common stock of the Issuer.

Except as set forth in this Schedule, there were no transactions in the common stock of the Issuer by the Reporting Person in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Stakeholders Rights Agreement dated April 30, 2004, the Reporting Person has the right to designate one person for election to the Board of Directors. A Director designated by the Reporting Person will have the right to serve on each committee of the Board.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

Exhibit 99.1 Convertible Debenture Agreement dated April 30, 2004 executed by the Issuer.
Exhibit 99.2 Stakeholders Rights Agreement dated April 30, 2004, executed by the Issuer, the Reporting Person, Peter Murdoch, Robert Furst and Saburah Investments, Inc.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     May  27,  2004


BRASCAN  TECHNOLOGY  FUND



By:  /s/ Lenis Quan
    ----------------------
Name:   Lenis Quan
Title:  Secretary



                                  EXHIBIT INDEX


99.1     Convertible  Debenture  dated  April  30,  2004  by  Sentry  Technology
         Corporation.
99.2 Stakeholders Rights Agreement dated April 30, 2004, executed by the Issuer, the Reporting Person, Peter Murdoch, Robert Furst and Saburah Investments, Inc.

                                                               Exhibit  99.1


UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THIS SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (i) APRIL 30, 2004, AND (ii) THE DATE THE ISSUER BECOMES A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.


                          SENTRY TECHNOLOGY CORPORATION
                              CONVERTIBLE DEBENTURE

     Sentry Technology Corporation (the "CORPORATION"), for value received, hereby acknowledges itself indebted to and promises to pay Brascan Technology Fund Inc. (the "HOLDER") in its capacity as general partner of, and on behalf of, Brascan Technology Fund, a limited partnership formed under the laws of the Province of Ontario, on April 30, 2008 or on such earlier date as the principal hereof becomes payable in accordance with the provisions of this Debenture, on presentation and surrender of this Debenture, the principal sum of $2,000,000 in lawful money of the United States of America, at the registered office of the Corporation in the City of Ronkonkoma, State of New York, United States, subject to the right of the Holder in certain circumstances to elect to receive Common Shares (as such term is defined in the Terms and Conditions) of the Corporation in lieu of receiving such sum, as provided in the terms and conditions attached hereto as Schedule "A" and forming part hereof (the "TERMS AND CONDITIONS") and to pay interest on such principal amount as provided in the Terms and Conditions. The Terms and Conditions are hereby incorporated by reference herein.

The Corporation shall, prior to each Interest Payment Date (as such term is defined in the Terms and Conditions) mail, or cause to be mailed, a cheque for such interest to the address of the Holder. Notwithstanding the foregoing, interest payable at maturity or on redemption may, at the option of the Corporation, be paid on presentation and surrender of this Debenture for payment.

This Debenture may only be transferred upon compliance with the conditions prescribed in the Terms and Conditions on the register kept at the principal office of the Corporation in the City of Ronkonkoma and upon compliance with such reasonable requirements as the Corporation may prescribe (including evidence satisfactory to the Corporation that the transfer complies with all applicable laws).


     This Debenture is convertible, at the option of the Holder into Common Shares of the Corporation, upon and subject to the provisions and conditions contained in the said Terms and Conditions. THE SCHEDULES AND THE EXHIBITS ATTACHED HERETO ARE INCORPORATED IN THIS DEBENTURE BY REFERENCE AND ARE DEEMED TO BE AN INTEGRAL PART HEREOF.


IN WITNESS WHEREOF the Corporation has caused this Debenture to be executed under the hand of its duly authorized officer as of the 30th day of April, 2004.

     SENTRY  TECHNOLOGY  CORPORATION

     By:  /s/  Peter  Murdoch
          --------------------------
          Authorized  Signing  Officer

                                  SCHEDULE "A"
                     TERMS AND CONDITIONS APPLICABLE TO THE
                              CONVERTIBLE DEBENTURE
                      DATED AS OF APRIL 30, 2004 ISSUED BY
                          SENTRY TECHNOLOGY CORPORATION


                                  ARTICLE  1
                                INTERPRETATION

1.1     DEFINED  TERMS
     In addition to the terms parenthetically defined herein, in this Debenture the following terms shall have the following meanings respectively:
"BUSINESS DAY" means any day, other than Saturday, Sunday or any statutory holiday in the City of Ronkonkoma;
"CAPITAL REORGANIZATION" has the meaning attributed to such term in subsection 4.3(4);
"CHARGE" means any mortgage, charge, pledge, hypothecation, lien (statutory or otherwise), assignment, financial lease, title retention agreement or arrangement, security interest or other encumbrance of any nature however arising, or any other security agreement or arrangement creating in favour of any creditor a right in respect of a particular property that is prior to the right of any other creditor in respect of such property;
"COLLATERAL" means the undertaking of the Corporation and all real and personal property and assets now or hereafter acquired by the Corporation, wheresoever located, including the property and assets of the Corporation referred to in
Section 6.1; provided always that the term "Collateral" where used herein shall not include any consumer goods of the Corporation. Any reference to "Collateral" herein shall be deemed to be a reference to the Collateral or any part thereof;
"COLLATERAL OF SUBSIDIARIES" means the undertaking, property and assets of Knogo North America Inc. and Knogo Caribe, Inc. subject to security interests under the Security Agreements;
"COMMON SHARE REORGANIZATION" has the meaning attributed to such term in subsection 4.3(1);
"COMMON SHARES" means the common shares in the capital of the Corporation, as such shares exist as at the Date of Issue; provided that, in the event of a subdivision, redivision, reduction, combination or consolidation thereof, or successive such subdivisions, redivisions, reductions, combinations or consolidations, then, subject to adjustments, if any, having been made in accordance with Section 4.3, "COMMON SHARES" shall thereafter mean the shares resulting from such subdivision, redivision, reduction, combination or consolidation;
"CONSTATING DOCUMENTS" means the Articles of Incorporation and the By-laws of the Corporation, and any amendments thereto or replacements thereof; "CONVERSION PRICE" has the meaning attributed to such term in subsection 4.1(1); "CONVERSION PRICE CEILING" means $0.12 per Common Share, subject to adjustment in accordance with Sections 4.3 and 4.12 hereof;
"CONVERSION PRICE FLOOR" means $0.03 per Common Share, subject to adjustment in accordance with Section 4.3 hereof;
"CONVERTIBLE SECURITIES" shall mean all securities of a corporation which, directly or indirectly, are convertible into or are exercisable or exchangeable for common stock of a corporation, including without limitation, stock appreciation rights, options, warrants, convertible debt instruments, convertible preferred stock, and other rights to directly or indirectly purchase, subscribe for or acquire shares of common stock, whether or not such Convertible Securities have then vested or are then exercisable or exchangeable; "CURRENT MARKET PRICE" of the Common Shares at any date means the price per share equal to the weighted average price at which the Common Shares have traded on the Nasdaq Over-the-Counter Bulletin Board ("OTCBB") or, if the Common Shares are not then listed on the Nasdaq OTCBB, on such other U.S. or Canadian stock exchange as may be selected by the directors of the Corporation for such purpose or, if the Common Shares are not then listed on any U.S. or Canadian stock exchange, in such other over-the-counter market, during the period of any twenty consecutive trading days ending immediately before such date; provided that the weighted average price will be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said twenty consecutive trading days by the total number of Common
Shares so sold; and provided further that if the Common Shares are not then listed on any U.S. or Canadian stock exchange or traded in the over-the counter market, then the Current Market Price will be determined by such firm of independent chartered accountants as may be selected by the directors; "DATE OF ISSUE" means the date hereof;
"DATE  OF  CONVERSION"  has  the  meaning  attributed to such term in subsection
4.2(2);
"DEBENTURE" means this convertible debenture of the Corporation due on April 30, 2008;
"DEFAULT  INTEREST  RATE"  means  18%  per  annum;
"EVENT OF DEFAULT" has the meaning attributed to such term in Section 8.1; "EXCLUDED ISSUANCES" means Common Shares issued pursuant to:
     (i)     the  conversion  rights  of  the  holders  of  the  Debenture;  or
(ii) any options granted and outstanding under the Incentive Compensation Plan at the date hereof and any options hereafter granted under the Incentive Compensation Plan so long as the option strike price or share issuance price, as the case may be, of options granted after the date hereof is not less than the Conversion Price at the date of grant (whether or not the Debenture is then convertible);
"FULLY-DILUTED BASIS" shall mean, with respect to measuring a number of shares of capital stock of a corporation or a percentage of shares of capital stock of a corporation, measuring based on all of the common stock then outstanding, assuming the conversion into common stock of all Convertible Securities then outstanding;
"GAAP" means the accounting principles which are recognized as being generally accepted in United States from time to time as determined by the Institute of Certified Public Accountants (as revised from time to time);
"GENERALLY ACCEPTED ACCOUNTING PRINCIPLES" means generally accepted accounting principles in the United States from time to time;
"INCENTIVE COMPENSATION PLAN" means a duly approved incentive compensation plan, employee stock option plan, share purchase plan or profit sharing plan or similar arrangement with or for directors, officers, senior management, employees, consultants or shareholders of the Corporation or any of its subsidiaries, as may, from time to time, be adopted by the board of directors of the Corporation pursuant to which no more than 15% of the currently outstanding Common Shares may be reserved for issuance;
"INCLUDING"  means  including  without  limitation;
"INTEREST PAYMENT DATE" means the day that is the last day of each month after the Date of Issue (pro rated for such lesser period) up to April 30, 2008, being the Maturity Date;
"INTEREST PERIOD" means the period from but excluding the Date of Issue to and including April 30, 2004 and thereafter the period from but excluding one
Interest Payment Date to and including the next Interest Payment Date; "INTEREST RATE" means 8.0% per annum;
"LIQUIDITY  EVENT"  means  either  of  the  following  events:
(i) the Corporation completing a bona-fide public offering of common shares under a prospectus filed with securities regulatory authorities in Canada, or under a registration statement filed with securities regulatory authorities in the United States, raising aggregate net proceeds to the Corporation of at least $20,000,000 at a minimum share price of $0.50 per Common Share, subject to adjustment from time to time for any subdivision, consolidation or stock dividend which occurs after the date of this Agreement and such Common Shares are listed on a Senior Stock Exchange and such actions received the approval of the Holder; or
(ii) the Corporation entering into any merger, amalgamation, plan of arrangement, business combination or any other transaction resulting in the sale of all or substantially all of the assets of the Corporation, where the shareholders of the Corporation prior to the transaction do not own a majority of the outstanding voting shares of the surviving corporation;

"OBLIGATIONS" means the aggregate of all indebtedness, obligations and liabilities, direct or indirect, absolute or contingent, matured or not, of the Corporation to the Holder wheresoever and howsoever incurred and whether incurred prior to, at the time of, or subsequent to the execution hereof, whether incurred alone or with another or others, including extensions and renewals, and including all indebtedness, obligations and liabilities of the Corporation to the Holder hereunder or under any present or future guarantee by the Corporation of the payment or performance or both of the debts, obligations or liabilities of any third party to the Holder;
"OPERATING LENDER" means any institutional lender that from time to time provides the Corporation and/or any of its subsidiaries with a secured operating line facility;
"OPERATING LINE SECURITY" means Charges in favour of an Operating Lender which only secure operating line indebtedness not exceeding $4,300,000 in principal plus interest and protective disbursements, provided that the Corporation and its subsidiaries as a group may only have Operating Line Security in favour of up to two Operating Lenders at any particular time;
"OPTIONAL CONVERSION" has the meaning attributed to such term in subsection 4.1(2);
"PERSON" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or governmental authority or entity, however designated or constituted;
"PERMITTED CHARGE" means any Charges in favour of the Operating Lender, any Operating Line Security, purchase money security interests in goods acquired for the purpose of carrying on the Corporation's business, and Charges consented to in writing by the Holder;
"PRIOR CLAIMS" means all claims, including wages and monies due to any governmental authority, statutory claims or claims under Permitted Charges and any other claims which by operation of law or statute rank in priority to this Debenture;
"PREPAYMENT  OPTION"  has  the  meaning  attributed  to  such term in subsection
3.2(1);
"RIGHTS OFFERING" and "RIGHTS PERIOD" have the respective meanings attributed to such terms in subsection 4.3(2);
"SECURITY INTEREST" means, collectively, the mortgage, charge, pledge, assignment and transfer of, and the security interest in, the Collateral granted to the Holder by the Corporation pursuant to Section 6.1;
"SENIOR STOCK EXCHANGE" shall include the Toronto Stock Exchange, NASDAQ, New York Stock Exchange, London Stock Exchange and such other exchange(s) as are designated by the board of directors of the Corporation from time to time; "SUBSCRIPTION AGREEMENT" means the subscription agreement of even date herewith between the Corporation and the Holder providing for the purchase of the Debenture;
"TIME OF EXPIRY" means 5:00 p.m. (Toronto time) on the Maturity Date; "TRANSFER FORM" means the form of transfer annexed as Exhibit 1 hereto; "UCC" means the Uniform Commercial Code as adopted in the State of New York, as amended from time to time; and "U.S. SECURITIES ACT" has the meaning attributed to such term in subsection 4.1(2).

1.2     STATUTORY  REFERENCES;  TERMS  DEFINED  BY  THE  UCC
Any reference in this Debenture to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time. Unless there is something in the context or subject matter inconsistent therewith, words and phrases not otherwise herein defined that are defined by the UCC shall have the meanings ascribed thereto respectively by the UCC .

1.3     GENDER  AND  NUMBER
Unless the context otherwise requires, words importing the singular include the plural and vice-versa and words importing gender include all genders.

1.4     MONETARY  REFERENCES
Any reference in this Debenture to "Dollars", "dollars" or the symbol "$" shall be deemed to be a reference to lawful money of the United States of America.

1.5     DAY  NOT  A  BUSINESS  DAY
In the event that any day on which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on the requisite time on the first Business Day thereafter.

1.6     INVALIDITY  OF  PROVISIONS
Each of the provisions contained in this Debenture is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof or thereof.

1.7     GOVERNING  LAW
This Debenture shall be governed by and construed in accordance with the UCC and the other laws of the State of New York and the United States.

1.8          ENUREMENT
Subject to the restrictions on, and requirements for, transfer prescribed herein, the rights and obligations of the Corporation and the Holder shall be binding upon and shall enure to the benefit of their respective successors, heirs, executors, administrators and permitted transferees and assigns.

                                 ARTICLE  2
                              THE  DEBENTURES

2.1     TERMS  OF  THE  DEBENTURE
The Debenture shall bear interest at the Interest Rate from the Date of Issue (or, if issued after the Date of Issue, from the actual date of issuance thereof) to the Maturity Date and thereafter, at the Default Interest Rate. Such interest shall be payable on each Interest Payment Date (as well after as before default), except that interest for the first 12 months of the term will accrue only and will not be payable monthly, and upon the expiration of such 12 month period an amount equal to the accrued interest will be payable hereunder. All payments of principal, interest, fees and other amounts to be made pursuant to the Debenture shall be made free and clear of and without deduction for any and all present and future taxes, withholdings, levies, duties, any governmental charges and all liabilities with respect thereto, and without setoff, withholding, deduction or counterclaim of any kind whatsoever. If, with regard to any payment to be made by the Corporation to the Holder pursuant to the Debenture any deduction for any and all present and future taxes, withholdings, levies, duties, governmental charges or any liability with respect thereto is required by law ("Withholding Taxes"), the Corporation shall pay the Withholding Taxes to the applicable Governmental Body and pay to the Holder such additional amounts as may be necessary in order that the net amount received by the Holder after such deduction shall equal each payment which would have been received by the Holder in the absence of such deduction; and the Corporation shall obtain and deliver to the Holder receipts in respect of the payment of Withholding Taxes.

2.2     MATURITY  DATE
Subject to Section 2.3, the Debenture shall mature and the principal hereof shall become payable on April 30, 2008.

2.3     REGISTRATION  OF  DEBENTURE
(1) The Corporation shall cause to be kept by and at the principal office of the Corporation in the City of Ronkonkoma a register in which shall be entered the names and latest known addresses of the holder of this Debenture and the other particulars, as prescribed by law, of the Debenture and of all transfers of the Debenture. Such registration shall be noted on the Debenture by the Corporation. No transfer of a Debenture shall be effective as against the Corporation unless made on the register by the Holder or its executors or administrators or other legal representatives or its or their attorney duly appointed by an instrument in form and execution reasonably satisfactory to the Corporation and upon compliance with such requirements as the Corporation may reasonably prescribe, and unless such transfer shall have been duly noted on such Debenture by the Corporation.

2.4     TRANSFER  OF  DEBENTURE
The rights of the Debenture shall be assignable in whole or in part, from time to time, by the Holder to any member of the Brascan Group of Companies, but shall not otherwise be assignable by the Holder without the Corporation's prior consent, acting reasonably.

2.5     OWNERSHIP  OF  DEBENTURE
(1) The Holder of the Debenture shall be deemed to be the owner thereof for all purposes and payment of or on account of the principal of a Debenture shall be made only to or upon the order in writing of the Holder thereof and such payment shall be a complete discharge to the Corporation and any paying agent for the amounts so paid.
(2) The Holder for the time being of any Debenture shall be entitled to the principal evidenced by such Debenture, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof (except any equities of which the Corporation is required to take notice by law) and all Persons may act accordingly and a transferee of a Debenture shall, after the Transfer Form is lodged with the Corporation and upon compliance with all other conditions contained in such Debenture or by law or by any policy of any regulatory body, be entitled to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous Holder thereof, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

2.6     EXCHANGE  OF  DEBENTURE
(1) The Debenture may be exchanged for Debentures in denomination of $100,000 and integral multiples thereof at the principal offices of the Corporation in the City of Ronkonkoma.
(2) Except as otherwise provided herein, upon any exchange of the Debenture for Debentures of any other authorized denominations and upon any transfer of Debentures, the Corporation or other registrar of Debentures may make a sufficient charge to reimburse it for any stamp tax, security transfer tax or other governmental charge required to be paid, and payment of such charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.7     REPLACEMENT  OF  DEBENTURE
If any Debenture shall become mutilated or be lost, stolen or destroyed and in the absence of notice that such Debenture has been acquired by a good faith purchaser within the meaning of the Business Corporations Act (Ontario), the Corporation will issue and deliver a new Debenture upon surrender and cancellation of the mutilated Debenture, or, in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same. In case of loss, theft or destruction, the applicant for a new Debenture shall furnish to the Corporation such evidence of such loss, theft or destruction as shall be satisfactory to the Corporation in its discretion and shall also furnish an indemnity in amount and form satisfactory to the Corporation in its sole discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any such new Debenture.


                               ARTICLE  3
                               PREPAYMENT

3.1     MANDATORY  REDEMPTION
Upon the closing of a Liquidity Event, the Holder shall, unless it has exercised its conversion rights described below with respect to all remaining indebtedness hereunder, be paid from the proceeds of such Liquidity Event all amounts owing under this Debenture.

3.2     PREPAYMENT  OF  OUTSTANDING  PRINCIPAL  AMOUNT
(1) The Corporation will have a right to prepay all or any portion of the outstanding principal amount of the Debenture at any time after the 18 month anniversary of the date hereof (the "PREPAYMENT OPTION"), subject to the requirement that the Corporation provide the Holder with 30 days prior written notice of its intention to exercise the Prepayment Option, including the prepayment amount and intended prepayment date.
(2) All prepayments pursuant to this section shall be made together with payment of all accrued and unpaid interest on the prepayment amount calculated to the prepayment date.


                                 ARTICLE  4
                                 CONVERSION

4.1     OPTIONAL  CONVERSION
(1) The conversion price for each Common Share to be issued upon the conversion of the Debenture (the "CONVERSION PRICE") shall be equal to 70% of the Current Market Price to a maximum of the Conversion Price Ceiling and a minimum of the Conversion Price Floor, unless such price shall have been adjusted as provided in this Article, in which case the Conversion Price shall mean the price as so adjusted and in effect at such time.
(2) Subject to and upon compliance with the provisions of this Article 4, the Holder of the Debenture shall have the right to convert such Debenture or any portion of the principal amount thereof which is $100,000 or an integral multiple of $100,000 into freely tradeable (subject to Rule 144 under the U.S. Securities Act of 1933 (the "U.S. SECURITIES ACT")) and fully paid and non-assessable Common Shares at the Conversion Price (an "OPTIONAL CONVERSION") upon the occurrence of any one of the following:
(a) at the Time of Expiry, provided that the Holder provides not less than five (5) Business Days advance notice to the Corporation of its intention to do so;
(b)     upon  an  Event  of  Default;
(c) upon the exercise by the Corporation of the Prepayment Option, provided that the Holder notifies the Corporation of its intent to do so within 30 days of the exercise date of the Prepayment Option by the Corporation;
(d)     if  the  Current  Market  Price  is equal to or exceeds $0.17 per Common
Share;
(e) if the Current Market Price is less than $0.17 per Common Share, with the approval of the board of directors of the Corporation, not to be unreasonably withheld; or
(f) upon the entering into of an agreement providing for a Liquidity Event, provided that the Optional Conversion, if exercised pursuant to this paragraph
(f), will only become effective upon completion of the Liquidity Event. The Corporation shall take all necessary steps to provide that such Common Shares are registered with the U.S. Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act in the United States of America, in accordance with the terms of the Registration Rights Agreement dated of even date herewith between the Corporation and the Holder.

4.2     MANNER  OF  EXERCISE  OR  DEEMED  EXERCISE  OF  RIGHT  TO  CONVERT
(1) The Holder of a Debenture wishing to convert such Debenture in whole or in part into Common Shares as an Optional Conversion shall surrender such Debenture to the Corporation at its principal office in the City of Ronkonkoma, together with written notice in form and substance satisfactory to the Corporation substantially in the form of Exhibit "2" annexed hereto, duly executed by the Holder, its executors, administrators, other legal representatives or its or their attorney duly appointed by an instrument in form and substance satisfactory to the Corporation, exercising its right to convert such Debenture in accordance with the provisions of this Article. Thereupon such Holder or, subject to payment of all applicable stamp taxes, security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Corporation, its nominee or assignee, shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in subsection 4.2(2)) as the registered holder of the number of Common Shares into which such Debenture is convertible in accordance with the provisions hereof and, as soon as practicable thereafter, the Corporation shall deliver to such Holder or, subject as aforesaid, its nominee or assignee a certificate for such Common Shares and, if applicable, a cheque for any amount payable under Section 4.5.
(2) For the purposes hereof, a Debenture shall be deemed to be surrendered for an Optional Conversion on the date (the "DATE OF CONVERSION") which is the date on which it is so surrendered in accordance with the provisions hereof and, in the case of a Debenture so surrendered by mail or other means of delivery, on the date on which it is received by the Corporation at its office specified in subsection 4.2(1), provided that if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed, the Person entitled to receive Common Shares shall become the holder of record of such Common Shares as at the date on which such register is next reopened; and
(3) Any part, being $100,000 or an integral multiple thereof, of a Debenture may be converted as provided herein and all references in this Debenture to conversion of Debentures shall be deemed to include conversion of such parts. The Holder of any Debenture of which part only is converted shall, upon the exercise of its right of conversion, surrender such Debenture to the Corporation, and the Corporation shall cancel the same and shall forthwith issue and deliver to the Holder a new Debenture in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered.
(4) The Common Shares issued upon conversion shall rank only in respect of dividends declared in favour of holders of record of Common Shares on or after the Date of Conversion or such later date as such Holder shall become the holder of record of such Common Shares pursuant to subsection 4.2(2), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

4.3     ADJUSTMENT  OF  CONVERSION  PRICE
The Conversion Price (and the Conversion Price Ceiling and Conversion Price Floor) will be subject to adjustment from time to time in the events and in the manner provided as follows:
(1) If and whenever at any time after the date hereof, and prior to the Time of Expiry, the Corporation:
(i) issues Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of Common Shares as a stock dividend or other distribution (other than an issue of Common Shares to holders of Common Shares pursuant to a right granted to such holders to receive such Common Shares in lieu of dividends paid in the ordinary course);
(ii) subdivides its outstanding Common Shares into a greater number of Common Shares; or
(iii) consolidates its outstanding Common Shares into a smaller number of Common Shares, other than any Excluded Issuances (any of such events in clauses (i), (ii) and (iii) of this subsection being called a "COMMON SHARE REORGANIZATION"), then the Conversion Price (and the Conversion Price Ceiling and Conversion Price Floor) shall be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which will be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which will be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).
(2) If and whenever at any time after the date hereof, and prior to the Time of Expiry, the Corporation fixes a record date for the issue of rights, options or warrants to all or substantially all the holders of Common Shares (the "RIGHTS") under which such holders are entitled, during a period expiring not more than forty-five (45) days after the date of such issue (the "RIGHTS PERIOD"), to subscribe for or purchase Common Shares at a price per share to the holder (or at an exchange or conversion price per share during the Rights Period to the holder in the case of securities exchangeable for or convertible into Common Shares) of less than 95% of the price (the "CURRENT PRICE") which is equal to the Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be) immediately preceding such record date (any of such events being called a "RIGHTS OFFERING"), then the Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be) shall be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be) in effect on such record date by a fraction:
(i)     the  numerator  of  which  will  be  the  aggregate  of:
(1) the number of Common Shares outstanding as of the record date for the Rights Offering; plus
(2) a number determined by dividing (a) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered by (b) the Current Price of the Common Shares as of the record date for the Rights Offering, and
(ii) the denominator of which will be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering. Any Holder who has exercised the right to convert Common Shares in accordance with this Article 4 during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period for the Rights Offering will, in addition to the Common Shares to which that Holder would otherwise be entitled upon such conversion, be entitled to that number of additional Common Shares equal to the difference between the shares received on such conversion and the shares that would have been received if the Conversion Price as adjusted for such Rights Offering pursuant to this subsection had applied when the Holder exercised the right to convert; provided that the provisions of Section 4.5 will be applicable to any fractional interest in a Common Share to which such Holder might otherwise be entitled under the foregoing provisions of this subsection. Such additional Common Shares will be deemed to have been issued to the Holder immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to such Holder within five Business Days following the end of the Rights Period. To the extent that any such rights, options or warrants are not so exercised on or before the expiry thereof, the Conversion Price will be readjusted to the Conversion Price which would then be in effect based on the number of Common Shares (or the securities convertible into or exchangeable for Common Shares) actually delivered on the exercise of such rights, options or warrants.
(3) If and whenever at any time after the date hereof and prior to the Time of Expiry, the Corporation fixes a record date for the issue or the distribution to all or substantially all the holders of Common Shares of (i) securities of the Corporation, including rights, options or warrants to acquire securities of the Corporation or any of its property or assets and including evidences of indebtedness or (ii) any property or other assets, including evidences of indebtedness, and if such issuance or distribution does not constitute a dividend paid in the ordinary course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being called a "SPECIAL DISTRIBUTION"), the Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be) shall be adjusted effective immediately after such record date to a price determined by multiplying the Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be) in effect on such record date by a fraction:
(i)     the  numerator  of  which  will  be:
(1) the product of the number of Common Shares outstanding on such record date and the Current Price of the Common Shares on such record date; less
(2) the excess, if any, of (a) the fair market value, as determined by action by the Corporation's board of directors (whose determination will be conclusive), to the holders of Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution over (b) the fair market value of the consideration received therefor by the Corporation from the holders of Common Shares, as determined by the Corporation's board of directors (whose determination will be conclusive); and
(ii) the denominator of which will be the product of the number of Common Shares outstanding on such record date and the Current Price of the Common Shares on such record date.
To the extent that any Special Distribution is not so made, the Conversion Price (and the Conversion Price Ceiling or Conversion Price Floor, as the case may be) will be readjusted effective immediately to the Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be) which would then be in effect based upon such securities or property or other assets as actually distributed.
(4) If and whenever at any time after the date hereof, and prior to the Time of Expiry, there is a reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities or other capital reorganization (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property (any of such events being called a "CAPITAL REORGANIZATION"), a Holder who exercises the right to convert its Debenture into Common Shares pursuant to the Debenture then held after the effective date of such Capital Reorganization will be entitled to receive, and will accept for the same aggregate consideration in lieu of the number of Common Shares to which such Holder was previously entitled upon such conversion, the aggregate number of shares, other securities or other property which such Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which such Holder was previously entitled upon conversion subject to adjustment thereafter in accordance with provisions the same, as nearly possible, as those contained in this Article 4. The Corporation will take all steps necessary to ensure that, on a Capital Reorganization, the Holder will receive the aggregate number of shares, other securities or other property to which they are entitled as a result of the Capital Reorganization.
Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 4 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Article 4 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the conversion of any Debenture. Any such adjustment will be made by and set forth in an instrument supplemental hereto approved by action of the board of directors of the Corporation and will for all purposes be conclusively deemed to be an appropriate adjustment.
(5) If the purchase price provided for in any rights, options or warrants (the "RIGHTS OFFERING PRICE") referred to in subsections 4.3(2) or (3) is decreased, the Conversion Price (and the Conversion Price Ceiling or Conversion Price Floor, as the case may be) will forthwith be changed so as to decrease the Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be) to the Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be) that would have been obtained if the adjustment to the Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be) made under such subsections, as the case may be, with respect to such rights, options or warrants had been made on the basis of the Rights Offering Price as so decreased, provided that the terms of this subsection will not apply to any decrease in the Rights Offering Price resulting from terms in any such rights, options or warrants designed to prevent dilution except to the extent that the resulting decrease in the Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be) under this subsection would be greater than the decrease, if any, in the Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be) to be made under the terms of this section by virtue of the occurrence of the event giving rise to such decrease in the Rights Offering Price.
(6) In any case in which this section requires that an adjustment become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder of any Debenture converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event; provided, however, that the Corporation shall deliver to such Holder an appropriate instrument evidencing such Holder's right to receive such additional Common Shares upon the occurrence of such event and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Date of Conversion or such later date on which such Holder would, but for the provisions of this subsection, have become the holder of record of such additional Common Shares pursuant to subsection 4.2(1).

4.4 RULES REGARDING CALCULATION OF ADJUSTMENT OF CONVERSION PRICE (OR THE CONVERSION PRICE CEILING OR CONVERSION PRICE FLOOR)
For  the  purposes  of  Section  4.3:
(1) The adjustments provided for in Section 4.3 are cumulative and will be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the remaining provisions of this section.
(2) No adjustment in the Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be) will be required unless such adjustment would result in a change of at least 1% in the prevailing Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be); provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.
(3) No adjustment in the Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be) will be made in respect of any event described in Section 4.3 if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if they had converted their Debentures prior to or on the effective date or record date of such event.
(4) If at any time a dispute arises with respect to adjustments provided for in Section 4.3, such dispute will be conclusively determined by the Corporation's auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the Corporation's board of directors and any such determination will be binding upon the Corporation, the Holder and shareholders of the Corporation; such auditors or accountants will be given access to all necessary records of the Corporation.
(5) If the Corporation sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be) shall be made.
(6) In the absence of a resolution of the Corporation's board of directors fixing a record date for a Special Distribution or Rights Offering, the Corporation shall be deemed to have fixed as a record date therefor the date on which the Special Distribution or Rights Offering is effected.

4.5     NO  REQUIREMENT  TO  ISSUE  FRACTIONAL  SHARES
The Corporation shall not be required to issue fractional Common Shares upon the conversion of Debentures. If more than one Debenture is surrendered for conversion at one time by the same Holder, the number of whole Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of the Debentures to be converted. If any fractional interest in a Common Share would, except for the provisions of this section, be deliverable upon the conversion of any principal amount and, if applicable, accrued and unpaid interest, of Debentures, the Corporation shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Holder of such surrendered Debentures an amount in lawful money of Canada equal to the value of such fractional interest based upon the Current Market Price of the Common Shares on the Business Day preceding the Date of Conversion.

4.6     CORPORATION  TO  RESERVE  SHARES
     The Corporation covenants that it will at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited) solely for the purpose of issue upon conversion of Debentures as provided herein, and conditionally issue to the Holder(s) who may exercise their conversion rights hereunder, such number of Common Shares as shall then be issuable upon the conversion of all outstanding Debentures. All Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

4.7     APPLICABLE  SECURITIES  LEGISLATION
     The Corporation will not, directly or indirectly, do any act or thing or, to the extent that it is able, permit any act or thing to be done, which would remove or deny any registration or prospectus exemption available under any applicable securities legislation with respect to the issuance of the Common Shares upon the exercise of the conversion rights contained in this Debenture. The Corporation undertakes to use its reasonable commercial efforts to obtain all necessary regulatory and corporate approvals to deliver the Common Shares within ten (10) days of receiving such conversion form set out in Exhibit "2".


4.8     CANCELLATION  OF  CONVERTED  DEBENTURES
     All Debentures converted in whole or in part shall be forthwith cancelled by the Corporation and, subject to subsection 4.2(3), no Debentures shall be issued in substitution therefor.

4.9     CERTIFICATE  AS  TO  ADJUSTMENT
     The Corporation shall from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4.3, deliver a certificate to the Holder specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby, including the resulting Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be), and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

4.10     NOTICE  OF  SPECIAL  MATTERS
     The Corporation covenants that, so long as any Debentures remain outstanding, it will give notice to the Holder of its intention to fix a record date for any event referred to in subsections 4.3(1), (2), (3) or (4) or a cash dividend (other than a dividend paid in the ordinary course) which may give rise to an adjustment in the Conversion Price (or the Conversion Price Ceiling or Conversion Price Floor, as the case may be), and such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days prior to the applicable record date.

4.11     TAXES  AND  CHARGES  ON  CONVERSION
     The Corporation will from time to time promptly pay or make provision for the payment of any and all taxes and charges that may be imposed by the laws of Canada or any province thereof (except income tax or security transfer tax, if any) with respect to the issuance or delivery to the Holder of Common Shares pursuant to the terms of the Debentures.

4.12     ANTI-DILUTION  PROTECTION
     If at any time before this Debenture is converted into Common Shares, the Corporation issues:
(a)     any  Common  Shares;
(b)     securities  to  purchase  or  acquire  Common  Shares;  or
(c) securities convertible into or exchangeable for Common Shares, other than under Excluded Issuances, at or with an issue, exercise, conversion or exchange price (as the case may be, any such issue being a "DILUTIVE ISSUE") which is less than the then Conversion Price (regardless of whether the Debenture is then convertible), then at any such time, a Conversion Price Factor shall be calculated by the following formula:

          Conversion  Price  Numerator  =     PN  +  pn
                                              ---------
                                      N  +  n
     Conversion  Price  Factor  =  Conversion  Price  Numerator/P
where:     P     =     the  Conversion  Price in effect immediately prior to the
           -     -     ---------------------------------------------------------
Dilutive  Issue
 --------------
     N     =     the number of Common Shares of the Corporation, calculated on a
     -     -     ---------------------------------------------------------------
Fully  Diluted  Basis,  immediately  prior  to  the  Dilutive  Issue
--------------------------------------------------------------------
     p     =     the  issue, exercise, conversion or exchange price (as the case
     -     -     ---------------------------------------------------------------
may  be)  of  the  Dilutive  Issue
----------------------------------
     n     =     the  number  of  additional  Common  Shares  of the Corporation
     -     -     ---------------------------------------------------------------
issued  or issuable under the Dilutive Issue calculated on a Fully Diluted Basis
     ---------------------------------------------------------------------------

Each time the Holder has the right to and wishes to convert the Debenture in whole or in part, and one or more Dilutive Issues have occurred since the Date of Issue, both the Conversion Price and the Conversion Price Ceiling will be adjusted lower by multiplying each of the Conversion Price and the Conversion Price Ceiling by each consecutive Conversion Price Factor that was calculated at each Dilutive Issue.


                                 ARTICLE  5
       REPRESENTATIONS,  WARRANTIES  AND  COVENANTS  OF  THE  CORPORATION

5.1     GENERAL  REPRESENTATIONS
     The  Corporation  represents  and  warrants  to  the  Holder  that:
(a) the execution and delivery of this Debenture by the Corporation, the performance by the Corporation of its obligations hereunder and the consummation by the Corporation of the transactions contemplated hereby do not require any consent, approval or action of any federal, state, provincial, municipal, regulatory, administrative or governmental authority or court or self-regulatory body to whose jurisdiction the Corporation is subject or any party to any agreement, contract, mortgage, note or any other instrument to which the Corporation is a party or is subject or by which the Corporation may be bound, except which has been obtained;
(b) the Corporation is a corporation duly organized and validly subsisting in good standing under the laws of State of Delaware, has the corporate power and authority to own its property and to carry on its business as now being conducted by it, is duly qualified as a corporation to do business and is in good standing in each jurisdiction in which the nature of its business makes such qualification necessary, has the corporate power and authority to execute, deliver and perform the terms and provisions of this Debenture, and has taken all necessary action to authorize the execution, delivery and performance of this Debenture, and when executed and delivered this Debenture will constitute a legal, valid and binding obligation of the Corporation;
(c) neither the execution nor delivery of this Debenture nor the transactions contemplated herein nor compliance with nor performance nor observance of the terms and provisions of this Debenture will:
(i) contravene any provision of law, statute, rule or regulation to which the Corporation is subject or any judgment, decree, order or permit applicable to it;
(ii)     contravene  the  Constating  Documents;  or
(iii) conflict with or result in a breach of or constitute a default under any agreement or instrument, written or oral, to which the Corporation is a party or by which it is bound; and
(d) the assets of the Corporation are located at the address of the Corporation set forth in Section 9.1 of this Debenture.

5.2     GENERAL  COVENANTS
The  Corporation  hereby  covenants  with  the  Holder  as  follows:
(a) the Corporation will duly and punctually pay or cause to be paid to the Holder the principal thereof and interest accrued on the Debentures (and, in case of default, interest on the amount in default) held by the Holder on the dates, at the places, and in the manner mentioned herein;
(b) the Corporation will furnish to the Holder a copy of the following financial statements and reports:
(i) monthly, within 45 days of the end of each month, internally-prepared consolidated financial statements for the Corporation and shall include a balance sheet and operating results;
(ii) annually, within 90 days of its fiscal year end, the audited financial statements for the Corporation prepared in accordance with GAAP consistently applied and shall include a balance sheet, operating results and cash-flow statement;
(iii) copies of all filings made by the Corporation with any securities commission, regulatory authority or stock exchange, at the same time as the filing thereof;
(iv) monthly, within 45 days of the end of each month, covenant compliance certificates signed by a senior officer of the Corporation; and
(v) such additional financial statements and information as and when reasonably requested by the Holder;
(c) the Corporation will duly and punctually perform and carry out all of the acts or things to be done by it, and perform all covenants required to be performed by it, as provided in this Debenture;
(d) the Corporation shall permit a representative of the Holder to inspect the Collateral and Collateral of Subsidiaries and the operations of the Corporation and its subsidiaries and for that purpose to enter to the premises of the Corporation and its subsidiaries and any other location where the Collateral and Collateral of Subsidiaries may be situated during reasonable business hours and upon reasonable notice;
(e)     the  Corporation  shall  and  shall  cause  its  subsidiaries  to:
(i) keep proper books of accounts and records covering all of its business and affairs on a current basis as well as accurate and complete records concerning the Collateral and Collateral of Subsidiaries;
(ii) notify the Holder promptly of any loss or damage to or any seizure of any significant portion of the Collateral or Collateral of Subsidiaries;
(iii) furnish the Holder with such information regarding the Collateral or Collateral of Subsidiaries and its value and location as the Holder may from time to time reasonably request;
(iv) permit a representative of the Holder, during reasonable business hours and upon reasonable notice, to inspect the books of account, records and documents of the Corporation and its subsidiaries and to make copies, extracts and summaries therefrom;
(v) permit the Holder or its representative to make inquiries of third parties for the purpose of verification of any of the foregoing; and
(f) the Corporation shall pay or reimburse the Holder for all costs and expenses of the Holder, its agents, officers and employees (including legal fees and disbursements on a solicitor and its own client basis) incurred with respect to:
(i) the preparation, perfection, execution and filing of this Debenture and each of the Security Agreements and Share Pledge Agreements (as each term is defined in the Subscription Agreement) and the filing of financing statement(s) and financing change statement(s) with respect to this Debenture and each of the Security Agreements and Share Pledge Agreements (as each term is defined in the Subscription Agreement);
(ii) any person engaged by the Holder to conduct an inspection under either of paragraph (d) or (e) above; and
(iii) dealing with other creditors of the Corporation and its subsidiaries in connection with the establishment, confirmation, amendment or preservation of the priority of the Holder in the Collateral and Collateral of Subsidiaries, such costs and expenses to be payable by the Corporation to the Holder on demand and to be added to and form part of the Obligations;
(g) the Corporation shall promptly notify the Holder in writing of the details of:
(i) any amendment to its articles, including by virtue of the filing of articles of merger or amendment, effecting a change in the name of the Corporation or any of its subsidiaries, provided that notice of any change in such name shall be given within two days so as to enable the Holder to amend any UCC filings as necessary;
(ii) any claim, litigation or proceeding before any court, administrative board or other tribunal which either does or could have a material adverse effect on the Collateral, Collateral of Subsidiaries or the Corporation and its subsidiaries;
(iii) any claim, lien, attachment, execution or other process or encumbrance made or asserted against or with respect to the Collateral or Collateral of Subsidiaries which either does or could have material adverse effect on the security interest of the Holder;
(iv) any transfer of the Corporation's interest in the Collateral (or a subsidiary's interest in the Collateral of Subsidiaries), whether or not permitted hereunder; or
(v) any material loss of or damage to the Collateral or Collateral of Subsidiaries, whether or not such loss or damage is covered by insurance;
(h) the Corporation shall keep the Collateral and shall cause its subsidiaries to keep the Collateral of Subsidiaries insured on a replacement-cost basis against loss or damage by fire, theft or other usual perils, in such amounts and with such insurers as the Holder may reasonably require from time to time. All policies in respect of such insurance will contain a loss payable clause naming the Holder as a named insured, and the Corporation assigns all proceeds of insurance on the Collateral to the Holder, subject to the rights of the Permitted Bank Financing as set forth in Article
7.3. The Corporation will, from time to time at the Holder's request, deliver such policies (or satisfactory evidence of such policies) to the Holder. If the Corporation does not obtain or maintain such insurance, the Holder may, but will have no obligation to do so. The Corporation will immediately reimburse the Holder for any amount so paid. The Corporation will promptly give the Holder written notice of any material loss or damage to all or any part of the Collateral or Collateral of Subsidiaries; and
(i) the Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, such number of its duly authorized Common Shares as shall be sufficient to give effect to the rights of conversion set forth in Article 4 of this Debenture. In order to ensure that the Corporation shall be able to satisfy the foregoing covenant at all times, the Corporation shall seek the approval of its shareholders to increase the authorized capital of the Corporation to a number of Common Shares as shall be sufficient for such purposes, such approval to be sought at such time as is necessary so as to enable the Holder to be able to exercise its rights of conversion set forth in
Article 4 within the time frames set forth in Article 4, it being acknowledged and agreed that the Holder shall also have the right, without diminishing any of the obligations of the Corporation under this paragraph, to require the Corporation to call a meeting of the Corporation's shareholders for the purposes of obtaining such approval of shareholders in the event that at any time, the Current Market Value falls below $0.07 per share, regardless of whether the Current Market Value thereafter rises.

5.3     SPECIFIC  COVENANTS

     The Corporation covenants and agrees with the Holder that so long as the Debenture is outstanding, it shall, and shall cause each of its subsidiaries to, except as may otherwise be agreed by the Holder in writing:
(a) use all sums advanced to it hereunder from time to time for the operations and working capital needs of the Corporation and its subsidiaries;
(b) preserve and maintain its corporate existence and will not (i) change its name or adopt any trade or fictitious name, (ii) merge, combine or consolidate with or into any other entity, (iii) restructure or reorganize in another state by merger or otherwise, (iv) reorganize into another form of business entity, or (v) make any other change which might otherwise make any financing statement filed hereunder materially misleading or make the location of filing of any financing statement filed hereunder inappropriate unless, in each case, it has received the prior written consent of the Holder;
(c)     pay all taxes, levies and similar assessments applicable to it when due;
(d) observe and perform all of the terms, covenants and conditions of every other agreement between the Corporation or any of its subsidiaries and the Holder;
(e) not change materially the nature of the business from that being carried on at the date hereof or carry out any material transaction outside the ordinary course of business;
(f) forthwith pay all Prior Claims when they become due, subject to the right of the Corporation to continue to negotiate pre-January 2002 vendor claims;
(g) give the Holder written notice of the occurrence of any Event of Default immediately upon becoming aware of the same;
(h) not amend the terms of any class of shares of the Corporation, make any other material change to the Constating Documents or make any material changes to the capitalization of the Corporation;
(i) not incur or repay any indebtedness in relation to the borrowing of money other than indebtedness specifically permitted hereunder or in favour of the Holder, except and excluding:
(i) any indebtedness arising from or relating to the Permitted Charges not exceeding $4,300,000 (for the Corporation and its susidiaries as a group) in principal plus interest and protective disbursements,
(ii) any other indebtedness previously disclosed in writing to and approved in writing by the Holder, and in such case the Corporation shall deliver written particulars thereof to the Holder as soon as possible after the incurrence or repayment of any such indebtedness, as aforesaid;
(j) except for Permitted Charges not exceeding $4,300,000 (for the Corporation and its susidiaries as a group) in principal plus interest and protective disbursements, not create, assume, incur or permit to exist any Charge ranking in priority to or pari passu with the security interests created by this Debenture and/or the Security Agreements and Share Pledge Agreements (as each term is defined in the Subscription Agreement);
(k) not sell, lease, assign, release, surrender or otherwise dispose of or part with possession of Collateral or Collateral of Subsidiaries or agree to do so, except the Corporation may, provided there is not an existing Event of Default nor an event which might become an Event of Default with the passage of time or the giving of notice or both, process, sell, lease and otherwise deal with the Collateral in the ordinary course of business;
(l) not acquire or dispose of any assets other than in the ordinary course of business;
(m) it shall not incur capital expenditures in excess of $250,000 in the aggregate (for the Corporation and its subsidiaries combined) for any fiscal year, unless such capital expenditures are otherwise agreed to in writing by the Holder;
(n) not guarantee, endorse or otherwise become liable for any obligations of another party, except in the ordinary course of business;
(o) not make loans to or investments in any third party, except in the ordinary course of business;
(p) invest the proceeds of the Debentures in cash or cash-equivalent securities until such proceeds are required for operating or working capital purposes;
(q) not be liable to any Operating Lender other than in respect of indebtedness secured by the Operating Line Security without the prior written approval of the Corporation, except for indebtedness which will be applied first to repay all amounts owing hereunder in full and then for refinancing the existing credit facilities;
(r) not enter into any non-arms-length transactions without the Holder's prior written consent, which may be unreasonably withheld;
(s) not declare or pay any dividend, nor make any other distribution, on any outstanding shares in its capital stock without the Holder's prior written consent;
(t) all Common Shares which shall be issued upon an Optional Conversion shall be issued as fully paid and non-assessable in the capital of the Corporation;
(u) at all times maintain its corporate existence and will carry on and conduct its business in a proper and efficient manner; provided, however, that nothing herein contained shall prevent the Corporation from ceasing to operate any business or property if, in the opinion of its board of directors, it shall be advisable and in the best interests of the Corporation to do so;
(v) at all times, so long as any Debentures remain outstanding and may be converted, keep open the register of Debentures and the transfer registers for the Common Shares and will not take any action which would have the effect of preventing the Holder from converting any of the Debentures or receiving any of the Common Shares upon such conversion;
(w) make all requisite filings, including filings with appropriate securities commissions and stock exchanges, in connection with the creation and sale of the Debenture, the conversion thereof and the issue or transfer of the underlying Common Shares;
(x) generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided herein;
(y) use its best efforts to comply with, satisfy and fulfil promptly all prerequisites, conditions and requirements imposed by or arising out of legal, regulatory and administrative requirements applicable to the Corporation with respect to the consummation of the transactions contemplated hereby, including filing or causing to be filed all documents, certificates, opinions, forms or undertakings required to be filed by the Corporation in connection with the purchase and sale of the Debenture and the issuance of the Common Shares in accordance with the terms of the Debenture; and
(z) use its commercially reasonable best efforts to maintain trading of the Corporation's Common Shares on the NASDAQ Over-the-Counter Bulletin Board or on a Senior Stock Exchange.

5.4     PERFORMANCE  OF  COVENANTS  BY  THE  HOLDER

     The Holder may, in its sole discretion and upon 15 days prior written notice to the Corporation, perform any covenant of the Corporation under this Debenture that the Corporation fails to perform and that the Holder is capable of performing, including any covenant the performance of which requires the payment of money; provided that the Holder will not be obligated to perform any such covenant on behalf of the Corporation. No such performance by the Holder will require the Holder further to perform the Corporation's covenants nor relieve the Corporation from any default or operate as a derogation of the rights and remedies of the Holder under this Debenture. The Corporation agrees to indemnify and to reimburse the Holder for all costs and expenses incurred by the Holder in connection with the performance by it of any such covenant, and all such costs and expenses shall be payable by the Corporation to the Holder on demand and shall be added and form part of the Obligations.


                            ARTICLE  6
                        SECURITY  INTEREST

6.1     GRANT  OF  SECURITY  INTEREST,  DESCRIPTION  OF  COLLATERAL

     As continuing collateral security for the due and timely payment and performance by the Corporation of the Obligations, the Corporation hereby mortgages, charges, pledges, assigns, transfers and sets over to the Holder and grants to the Holder a general and continuing security interest in the Collateral, which shall include but not be limited to:
(a) all accounts, payment intangibles, debts, amounts, chattel paper and electronic chattel paper, contract rights, commercial tort and other claims, choses in actions and monies which now are, or which may at any time hereafter become, due or owing to or owned by the Corporation, whether or not earned by performance, including any and all accounts receivable arising or resulting from the sale, lease, use, assignment or other disposition of any property described in this section; all securities, letters of credit, letter of credit rights, bank accounts, deposit accounts, mortgages, bills, notes, instruments and documents now held or owned, or which may be hereafter taken, held or owned, by or on behalf of the Corporation, in respect of any of the foregoing or otherwise;
(b) all present and future agreements made between the Corporation as secured party and others which evidence both a monetary obligation and security interest in or a lease of specific goods;
(c) all books of accounts and other books, invoices, writings, letters, papers and other documents whether in written, magnetic, electronic or other form, relating to or being records of the Collateral or by which any of the Collateral is secured, evidenced, acknowledged or made payable;
(d) all writings now or hereafter owned by the Corporation, each of which writing purports to be issued by or addressed to a bailee and purports to cover such goods and chattels in the bailee's possession as are identified or fungible portions of an identified mass, whether such goods and chattels are inventory or equipment and which writing is treated in the ordinary course of business as establishing that the person in possession of such writing is entitled to receive, hold and dispose of such writing and the goods and chattels it covers, and further, whether such writing is negotiable in form or otherwise, including bills of lading and warehouse receipts;
(e) all equipment now owned or hereafter acquired by the Corporation, including all machinery, fixtures, plant, tools, furniture, chattels, vehicles of any kind or description including motor vehicles, parts, accessories, installed in or affixed or attached to any of the foregoing, all purchase warranties and claims, drawings, specifications, plans and manuals relating thereto, any equipment specified as equipment of the Corporation and other tangible personal property which is not inventory;
(f) all present and future bills, notes and cheques (as such terms are defined pursuant to the New York Uniform Commercial Code) of the Corporation, and all of the writing and evidence a right to the payment of money and are of a type that in the ordinary course of business are transferred by delivery and all letters of credit and advices of credit provided that such letters of credit and advices of credit state that they must be surrendered upon claiming payment thereof;
(g) subject to Section 6.5, all general intangibles now owned or hereafter acquired by the Corporation and which is not accounts, including all contractual rights, insurance claims, goodwill, licenses, inventions, franchises, designer rights, know-how processes and formulae, patents, patent applications, trade-marks, trade names, copyrights and other intellectual or industrial property of the Corporation, whether registered or not and whether under license or otherwise, tax refunds and claims and all choses in action of the Corporation of every kind, whether due or owing at the present time or hereinafter to become due or owing;
(h) all goods, chattels and inventory of the Corporation including all merchandise, raw materials, work in process, finished goods, goods held for sale, resale or lease or that have been leased or that are to be, or have been furnished under a contract of service, and goods used in or procured for packing or packaging;
(i)     all  money  now  or  hereafter  owned  by  the  Corporation;  and
(j) all present and future securities held by the Corporation, including investment property, stock, shares, options, rights, warrants, joint venture interests, interests in limited partnerships, trust units, bonds, debentures and all other documents which constitute evidence of a share, participation or other interest of the Corporation in property or in an enterprise or which constitute evidence of an obligation of the issuer (including an uncertificated security), together with all accretions thereto, all substitutions therefor, all dividends and income derived therefrom and all rights and claims in respect thereof.

6.2     PROCEEDS

     The Security Interest shall extend to all proceeds (other than consumer goods) of the Collateral.

6.3     ATTACHMENT

     The Corporation hereby acknowledges that value has been given by the Holder for the granting of the Security Interest, that the Corporation has rights in the Collateral (other than future and hereafter acquired Collateral), and that the parties have agreed not to postpone the time for attachment of the Security Interest.

6.4     EXCEPTION  RE  CONTRACTUAL  RIGHTS,  LICENSES,  ETC.

     To the extent that the Security Interest would constitute a breach or cause the acceleration of any agreement, lease, contractual right, license, approval, privilege, franchise or permit to which the Corporation is a party, the Security Interest shall not attach thereto but the Corporation shall hold its interest therein in trust for the Holder and shall grant a security interest in such agreement, contractual right, license or permit to the Holder forthwith upon obtaining the appropriate consents to the creation of such security interest. The Corporation agrees to use commercially reasonably efforts to obtain any such consent from time to time requested by the Holder.

6.5     AMALGAMATION

     In the event that the Corporation shall amalgamate or merge with any other corporation or corporations:
(a) the term "Corporation" wherever used herein shall extend to and include each of the amalgamating corporations and the amalgamated corporation and the indebtedness, obligations, and liabilities of each of them shall be included in the Obligations; and
(b) the Security Interest shall extend to and the Collateral shall include all the property and assets of each of the amalgamating corporations and the amalgamated corporation and to any property or assets of the amalgamated corporation thereafter owned or acquired.


                                 ARTICLE  7
                RESTRICTIONS  ON  DISPOSITIONS  OF  COLLATERAL

7.1     GENERAL  RESTRICTIONS

     Except as herein expressly provided, the Corporation shall not, without the prior written consent of the Holder:
(a) create, allow to be created, assume or suffer to exist any encumbrance upon the Collateral ranking or purporting to rank in priority to or pari passu with the Security Interest;
(b)     sell, lease, assign or otherwise dispose of or deal with the Collateral;
or
(c)     release,  surrender  or  abandon  possession  of  the  Collateral.
Save as herein otherwise expressly provided, nothing herein shall be construed as constituting an express or implied subordination or postponement of the Security Interest.

7.2     PERMITTED  DISPOSITIONS

     This Debenture and the Security Interest shall in no way hinder or prevent the Corporation, without the prior written consent of the Holder, at any time or from time to time until an Event of Default shall have occurred and the Security Interest shall become enforceable:
(a) from collecting and, where necessary, enforcing the collection of any and all amounts due or to become due to the Corporation under any account; or
(b) from selling, leasing, licensing, consigning or otherwise disposing of inventory or of any obsolete, worn out, damaged or otherwise unsuitable equipment forming part of the Collateral in the ordinary course of the Corporation's business and for the purpose of carrying on the same.

7.3     PERMITTED  BANK  FINANCING

     Notwithstanding the provisions of Section 7.1, this Debenture and the Security Interest shall in no way hinder or prevent the Corporation, without the prior written consent of the Holder, provided that no Event of Default shall have then occurred and be continuing, from assigning, pledging, selling, or granting a security interest, in (whether by way of floating charge or otherwise) the Collateral to any Operating Lender for the Operating Line Security and such security interest, whether given before or after the execution and delivery of this Debenture, shall rank in priority to the Security Interest.

                                 ARTICLE  8
                        DEFAULT  AND  ENFORCEMENT

8.1     EVENTS  OF  DEFAULT

     Each of the following events is hereinafter sometimes referred to as an "EVENT OF DEFAULT":
(a) if the Corporation makes default in payment of the principal hereof when due and payable, or to pay interest, fees or other Obligations when due and payable which is not remedied within five Business Days after notice in writing has been given by the Holder to the Corporation;
(b) if the Corporation or Knogo North America Inc. shall neglect to observe or perform any other covenant or condition contained in the Debenture or the Security Agreement executed and delivered by Knogo North America Inc. on its part to be observed or performed (other than a covenant or condition specified in Section 8.1(a)) and, after notice in writing has been given by the Holder to the Corporation specifying such default and requiring the Corporation to put an end to the same, the Corporation shall fail to make good such default within a period of 15 Business Days, unless the Holder (having regard to the subject matter of the default) shall have agreed in writing to a longer period, and in such event, within the period agreed to in writing by the Holder;
(c) if the Corporation or any subsidiary shall make a general assignment for the benefit of its creditors, or shall become insolvent or be declared or adjudged bankrupt, or if a liquidator, trustee in bankruptcy, receiver, receiver and manager or any other officer with similar powers shall be appointed to the Corporation or any subsidiary or of all of its property or any material part thereof, or if the Corporation or any subsidiary shall propose a compromise, arrangement, or reorganization under applicable legislation of any jurisdiction providing for the reorganization or winding-up of corporations or business entities or providing for an agreement, composition, extension or adjustment with its creditors; or the Corporation or any subsidiary shall admit in writing its inability to pay its debts generally as they become due or shall take corporate action in furtherance of any of the aforesaid purposes;
(d) if an order shall be made or effective resolution passed for the winding-up or liquidation of the Corporation or any subsidiary, except in the case of voluntarily winding-up or liquidating a subsidiary of the Corporation in a voluntary transaction pursuant to which substantially all of the assets of such subsidiary are transferred to the Corporation or another subsidiary of the Corporation;
(e) if the Corporation or any subsidiary shall make default beyond any period of grace provided with respect thereto in the payment of the principal of, or part thereof, or interest or premium on, any indebtedness in excess of $100,000 or observance of any term, agreement or condition in respect of such indebtedness and the effect of such default is to accelerate the payment of such indebtedness or to permit the holder or holders of such indebtedness (or trustee on behalf of such holder or holders) to accelerate the payment of such indebtedness, and such acceleration shall not be rescinded or annulled or such event of default shall not be remedied or cured, whether by payment or otherwise, by the Corporation or the subsidiary or waived by the holders of such indebtedness, within 30 days after such acceleration shall have occurred;
(f) an encumbrancer, whether permitted or otherwise, takes possession of any significant portion of the Collateral or Collateral of Subsidiaries;
(g) an order is made or legislation enacted for the expropriation, confiscation, forfeiture, escheating or other taking or compulsory divestiture, whether or not with compensation, of all or a significant portion of the Collateral or Collateral of Subsidiaries unless the same is being actively and diligently contested by the Corporation in good faith, the Corporation shall have provided to the Holder such security therefor as it may reasonably require and such order or legislation shall have been vacated, lifted, discharged, stayed or repealed within 30 days from the date of being entered, pronounced or enacted, as the case may be;
(h) any process of a court, execution, attachment, garnishment, distress or analogous process is issued or levied or becomes enforceable or is enforced against any significant portion of the Collateral or Collateral of Subsidiaries unless the same is being actively and diligently contested by the Corporation in good faith, the Corporation shall have provided to the Holder such security therefor as it may reasonably require and such court process, execution, attachment, garnishment, distress or analogous process shall have been vacated, lifted, discharged or stayed within 30 days after being entered, commenced or levied, as the case may be;
(i) the Corporation or Knogo North America Inc. ceases or threatens to cease to carry on its business, commits an act of bankruptcy, becomes insolvent, proposes a compromise or arrangement to its creditors or makes an unauthorized sale in bulk of its assets;
(j) Peter Murdoch ("MURDOCH") ceases hold the position of President and Chief Executive Officer of the Corporation as a result of: (i) the board of directors of the Corporation removing Murdoch from such office other than for cause at law, (ii) the board of directors of the Corporation not appointing Murdoch to hold such office other than as a result of any prior act or omission of Murdoch constituting cause at law; or (iii) Murdoch voluntarily resigning from such positions;
(k) the Current Market Price falls below $0.03 per Common Share, subject to adjustment in accordance with Section 4.3 hereof, regardless of whether the Current Market Value thereafter rises;
(l) any Person or group of two or more Persons acting jointly or in concert becoming the beneficial owner, directly or indirectly, of Common Shares representing more than 50% of the combined voting power of the Corporation's then outstanding voting securities calculated on a partially diluted basis assuming the conversion or exchange of all securities exchangeable or convertible into Common Shares (but excluding the issuance of out-of-the-money and unvested securities under all Incentive Compensation Plans);
(m) the completion of any transaction or series of any related transactions to which the Corporation is a party or subject involving an amalgamation, merger, plan of arrangement, reorganization, consolidation or other business combination (unless with a wholly-owned subsidiary), without the prior written approval of the Holder;
(n) any representation, warranty or certification made under this Debenture or in the Subscription Agreement proves to have been incorrect in a material respect at the time made;
(o)     if  the  Corporation is unable to deliver the requisite number of Common
Shares on an exercise of the Holder's right of conversion in Article 4 of this Debenture by virtue of a limit on the authorized capital of the Corporation or otherwise;
(p) the completion of a sale, transfer or conveyance of all of the property, assets and undertaking of the Corporation and its subsidiaries as an entirety or substantially as an entirety to a Person acting at arm's length to the Corporation;
(q)     the  Corporation's  corporate  charter  expires  or  is  revoked;
(r) for so long as the unpaid amount due and owing under the Debenture is $250,000 or more, Murdoch or Saburah Investments Inc. ("SABURAH") sells, transfers, pledges or otherwise conveys, directly or indirectly, any Common Shares during the first year that the Debenture is outstanding and thereafter, in excess of 1,500,000 Common Shares (for Murdoch and Saburah together) in any successive year that the Debenture is outstanding, save and except that if the Holder partially converts pursuant to Article 4 hereof and sells any of the Common Shares acquired pursuant to such conversion, Murdoch and/or Saburah shall be entitled to sell, transfer or otherwise convey, up to that number of shares of the Corporation equal to the number of Common Shares sold by the Holder;
(s) for so long as the unpaid amount due and owing under the Debenture is $250,000 or more, Robert Furst ("FURST") sells, transfers, pledges or otherwise conveys, directly or indirectly, in excess of 1,500,000 Common Shares during the first year that the Debenture is outstanding and thereafter, in excess of 3,000,000 Common Shares in any successive year that the Debenture is outstanding, save and except that if, at any time prior to the Maturity Date, Furst holds less than 10% of the issued and outstanding Common Shares, calculated on a non-diluted basis, then such restrictions on the sale of Common Shares shall cease to apply; or
(t) if Murdoch, Saburah or Furst sells, transfers, pledges or otherwise conveys, directly or indirectly, any Common Shares which transaction results in Murdoch, Saburah and Furst as a group, holding less than 50.01% of the then issued and outstanding Common Shares, unless at the time of the transaction, the Company shall have increased its authorized capital and set aside and reserved for issuance an aggregate 71,666,667 Common Shares to be issued on conversion of the Debenture (regardless of whether the Debenture is then convertible) and exercise of the Warrants.

8.2     NOTICE  OF  EVENTS  OF  DEFAULT

     If an Event of Default shall occur and is continuing the Corporation shall, within two Business Days after it becomes aware of the occurrence of such Event of Default, give notice thereof to the Holder.
     Where notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Corporation to the Holder within two Business Days after the Corporation becomes aware that the Event of Default has been cured.

8.3     ACCELERATION  ON  DEFAULT

     If any Event of Default has occurred and is continuing, the Holder may in its discretion, by notice in writing to the Corporation declare the principal amount of the Debenture held by such Holder and any other monies payable hereunder to be due and payable and the same shall forthwith become immediately due and payable to such Holder, anything herein contained to the contrary notwithstanding, provided however, that if the only Event of Default is the event set forth in Article 8.1(k), the Debenture shall not be immediately payable but shall instead be payable in ninety (90) days from the date of the initial Event of Default.

8.4     REMEDIES

     Upon the occurrence of an Event of Default, the Security Interest shall immediately become enforceable and the Holder may, forthwith or at any time thereafter and without notice to the Corporation except as required by the UCC or by this Debenture,:
(a) commence legal action to enforce payment or performance of any or all of the Obligations;
(b) make payments to discharge any claim, lien, mortgage, security interest, charge or other encumbrance on properties on which either the Corporation or the Holder may hold charges or encumbrances (whether or not ranking in priority to the Security Interest);
(c) enter upon, use and occupy any and all premises owned, leased or occupied by the Corporation where the Collateral may be located;
(d) take immediate possession of all or any part of the Collateral and require the Corporation to assemble or deliver possession of the Collateral at a location or locations specified by the Holder, with power to exclude the Corporation, its officers, directors and agents therefrom;
(e) appoint or reappoint by instrument in writing any person to be an agent or any person to be a receiver, manager or receiver and manager (herein called a "RECEIVER") of the Collateral and to remove any Receiver so appointed and to appoint another if the Holder so desires;
(f) notify the account debtors or obligors under any accounts of the assignment of such accounts to the Holder and direct such account debtors or obligors to make payment of all amounts due or to become due to the Corporation thereunder directly to the Holder and give valid and binding receipts and discharges therefor and in respect thereof and, upon such notification and at the expense of the Corporation, enforce collection of any accounts, and adjust, settle, or compromise the account or payment thereof in the same manner and to the same extent as the Corporation might have done and endorse the Corporation's name on any checks or other form of payment;
(g) enjoy and exercise all of the rights and remedies of a secured party under the UCC;
(h) file such proofs of claim or other documents as may be necessary or desirable to have its claim lodged in any bankruptcy, winding-up, liquidation, dissolution or other proceedings (voluntary or involuntary) relating to the Corporation;
(i) preserve, protect and maintain the Collateral and made such replacements thereof and additions thereto as the Holder shall deem advisable;
(j) sell, consign, lease or otherwise dispose of all or any part of the Collateral whether by public or private sale, consignment or lease or otherwise and on any terms so long as the disposition generally is commercially reasonable, including terms that provide time for payment on credit; provided that:
(i) neither the Holder nor any Receiver will be required to sell, consign, lease or dispose of the Collateral, but may peaceably and quietly take, hold, use, occupy, possess and enjoy the Collateral without molestation, eviction, hindrance, or interruption by any other person or persons whomsoever for such period of time as is commercially reasonable;
(ii) the Holder or any Receiver may dispose of all or any part of the Collateral in the condition in which it was on the date possession of it was taken, or after any commercially reasonable repair, processing or preparation for disposition, it being acknowledged and agreed to by the Corporation that the Holder may be a purchaser of all or part of the Collateral;
(iii) the Holder or any Receiver may convey, transfer or assign to a purchaser or purchasers the title to any of the Collateral so sold; and
(iv) the Corporation will be entitled to be credited with the actual proceeds of any such sale, consignment, lease or other disposition only when such proceeds are received by the Holder or Receiver in cash.

8.5     POWERS  AND  DUTIES  OF  RECEIVER

     Any  Receiver  appointed  hereunder:
(a) shall, subject to the provisions of the instrument appointing it, have all of the powers of the Holder hereunder, together with:
(i) the power to carry on the business of the Corporation or any part thereof;
(ii) the power to borrow money in the Corporation's name or in the Receiver's name; and
(iii) the power to grant security interests in the Collateral in priority to the Security Interest as security for the money so borrowed; and
(b) shall be deemed to be the agent of the Corporation for the purpose of establishing liability for the acts or omissions of the Receiver and the Holder shall not be liable for such acts or omissions.
     The Corporation hereby irrevocably authorizes the Holder from time to time after appointment of any receiver to give instructions to the Receiver relating to the performance relating to the Receiver's duties and to fix the remuneration of the Receiver in connection therewith.

8.6     OTHER  REMEDIES

     The remedies provided in Section 8.4 are cumulative and in addition to (and not in substitution for, exclusive of nor dependent on) any other remedies contained herein or in any existing or future security document granted by the Corporation to the Holder and to all other remedies existing at law or in equity or by statute.

8.7     RESTRICTIONS  ON  CORPORATION

     Upon the Holder taking possession of the Collateral or the appointment of a Receiver, all the powers, functions, rights and privileges of the Corporation or any officer, director, employee or agent of the Corporation with respect to the Collateral shall, to the extent permitted by law, be suspended unless specifically continued by the written consent of the Holder; however, all other powers, functions, rights and privileges of the Corporation or any officer, director, employee or agent of the Corporation shall be unaffected by such events.

8.8     INDULGENCES  AND  RELEASES

     Either the Holder or Receiver may grant extensions of time and other indulgences, take and give up or abstain from perfecting or taking advantage of securities, except compositions, compound, compromise, settle, grant releases and discharges, release any part of the Collateral to third parties and otherwise deal with the Corporation, debtors of the Corporation, surety and others and with the Collateral and other security as the Holder or such Receiver may see fit without prejudice to the liability of the Corporation under the Obligations or the right of the Holder and such Receiver to hold the Collateral and realize upon the Security Interest.

8.9     EXPENSES  OF  ENFORCEMENT

     The Corporation agrees to indemnify the Holder for all costs and expenses of the Holder, its agents, advisers and consultants (including legal fees and disbursements on a solicitor and its own client basis) incurred with respect to the exercise by the Holder of any of its rights, remedies and powers under this Debenture (including costs and expenses relating to the custody, preservation and realization of the Collateral, the remuneration of the Receiver and all costs and expenses incurred by the Receiver in performing its functions under its appointment), and such costs and expenses shall be added to and form part of the Obligations and may be deducted from the proceeds of realization of the Collateral as provided for in Section 8.10 below.

8.10     APPLICATION  OF  MONIES

     Subject to the requirements of the UCC, all money or other proceeds of realization collected or received by the Holder or any Receiver upon the realization of the Security Interest or on exercise of any other rights or remedies herein contained with respect to the Collateral shall be applied on account of the Obligations in such manner as the Holder deems best or, at the option of the Holder, may be held unapportioned in a collateral account or released to the Corporation, all without prejudice to the liability of the Corporation or the rights of the Holder hereunder. The balance of such proceeds, if any, shall be paid in accordance with the UCC and any other applicable law.

8.11     CARE  AND  DILIGENCE

     Absent any gross negligence or intentional misconduct of the Holder, the Holder shall not be responsible for any failure of the Holder or any other party to exercise diligence or reasonable care in the preservation, protection, enforcement, sale or other handling or treatment of all or any part of any Collateral or Collateral of Subsidiaries, including, but not limited to, any neglect, delay, omission, failure or refusal of the Holder (i) to take or prosecute any action for the collection of any of the Obligations, or (ii) to foreclose, or initiate any action to foreclose, or once commenced, prosecute to completion any action to foreclose upon any security therefor, or (iii) to take or prosecute any action in connection with any instrument or agreement evidencing or securing all or any part of the Obligations.

8.12     LIABILITY  FOR  DEFICIENCY

     If the proceeds of realization received by or on behalf of the Holder from the disposition of the Collateral or Collateral of Subsidiaries are not sufficient to satisfy the Obligations in full, the Corporation shall be liable to pay such deficiency to the Holder forthwith on demand.

8.13     SET  OFF

     Without in any way limiting any other rights or remedies available to the Holder, the Holder shall have the right (but shall not be obligated), at any time and from time to time after the occurrence of an Event of Default and without notice to the Corporation (such notice being expressly waived by the Corporation), to set off against the Obligations or any of them deposits (general or special) or monies held by the Holder or any other indebtedness owing by the Holder to, or held by, the Holder for the credit of, the Corporation, regardless of the currency in which such indebtedness is denominated and notwithstanding that such indebtedness is not then due.

8.14     WAIVER

     The Corporation hereby waives diligence, presentment, protest, notice of protest, notice of dishonour and notice of non-payment of this Debenture, and specifically consents to and waives notice of any renewal or extension of this Debenture. No delay by the Holder in exercising any power or privilege hereunder, nor the single or partial exercise of any power or privilege hereunder, shall preclude any other or further exercise thereof, or the exercise of any other power or privilege hereunder. The Corporation waives the posting of any bond that might be required in connection with the Holder's exercise of its rights and remedies.

8.15     IMMUNITY  OF  SHAREHOLDERS,  DIRECTORS  AND  OTHERS

     The Holder waives and releases any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director, officer, employee or agent of the Corporation or of any Successor Corporation for the payment of the principal of any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation contained herein.


                                 ARTICLE  9
                                  NOTICES

9.1     NOTICES

     All notices and other communications required or permitted pursuant to or in relation to this Debenture shall be in writing and shall be:
(a) personally served upon the Corporation or upon the Holder, as the case may be, in which case such notice or other communication shall conclusively be deemed to have been given to the addressee at the time of service; or
(b) delivered by reputable overnight courier, freight prepaid, or by facsimile to the addressee at the following respective addresses or facsimile numbers, as the case may be:

(i)     For  the  Corporation

Sentry  Technology  Corporation
1881  Lakeland  Avenue
Ronkonkoma,  NY  11779  USA
Attention:  Peter  Murdoch
Fax  No.  (631)  739-2144

with  a  copy,  which  shall  not  constitute  notice,  to:
Mark  S.  Haltzman  and  Associates
One  Belmont  Avenue
Suite  402
Bala  Cynwyd,  PA  19004
Attention  Mark  S.  Haltzman
Fax  No.  (610)  669-1915

(ii)     For  the  Holder:

Brascan  Technology  Fund
BCE  Place
181  Bay  Street
Suite  300,  P.O.  Box  771
Toronto  ON   M5J  2T3
Attention:  Mr.  Stephen  Adams
Fax  No.  (416)  446-0050

with  a  copy,  which  shall  not  constitute  notice,  to:
Goodman  and  Carr  LLP
200  King  Street  West
Suite  2300
Toronto  ON   M5H  3W5
Attention:  Ms.  Jenny  Chu  Steinberg
Fax  No.:  (416)  595-0567

in which case such notice shall conclusively be deemed to have been given to the addressee thereof on the next Business Day.

Each party hereby may, from time to time, by notice to the other parties, change its address for service.

9.2     MAIL  SERVICE  INTERRUPTION

     If, by reason of any actual or threatened interruption of mail service due to strike, lock-out or otherwise, any notice to be given to the Holder or to the Corporation would be unlikely to reach its destination in a timely manner, such notice shall be valid and effective only if delivered personally in accordance with Section 9.1.


                                 ARTICLE  10
                          SUCCESSOR  CORPORATIONS

10.1     CERTAIN  REQUIREMENTS

     The Corporation shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of such amalgamation or merger, of the continuing company resulting therefrom unless, and may do so if:
(i) such other person or continuing corporation is a corporation (herein called the "SUCCESSOR CORPORATION") incorporated under the laws of the United States or Canada or any state or province thereof;
(ii) the Successor Corporation shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction an instrument supplemental hereto and such other instruments as are necessary or advisable to evidence the assumption by the Successor Corporation of the liability for the due and punctual payment of all the Debentures and all other amounts payable hereunder and the covenant of the Successor Corporation to pay the same and its agreement to observe and perform all of the covenants and obligations of the Corporation under this Debenture;
(iii) such transaction shall, to the satisfaction of the Holder acting reasonably, be upon such terms as substantially to preserve and not to impair in any material respect the rights and powers of the Holder hereunder; and
(iv) no condition or state of facts shall exist as to the Corporation or the Successor Corporation, either at the time of or immediately before or after the consummation of any such transaction and after giving full effect thereto or immediately after the Successor Corporation complying with the provisions of clause (b) above, that constitutes or would constitute after notice or lapse of time or both, an Event of Default.

10.2     VESTING  OF  POWERS  IN  SUCCESSOR

     Whenever the conditions of Section 10.1 shall have been duly observed and performed, the Holder shall execute and deliver the supplemental instrument provided for in Section 10.1 and thereupon the Successor Corporation shall be bound by the covenants and obligations of the Corporation under this Debenture and shall possess and from time to time exercise each and every power of the Corporation under this Debenture in the name of the Corporation or otherwise, and any act or proceeding by any provision of this Debenture required to be done or performed by any directors or officers of the Corporation may be done and performed with like force and effect by the directors or officers of the Successor Corporation.


                                 ARTICLE  11
                            GENERAL  PROVISIONS

11.1     FURTHER  ASSURANCES

     The Corporation shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, such further acts, deeds, mortgages, transfers, assurances or other documents as the Holder shall reasonably require to give effect to or preserve and perfect the Security Interest in the Collateral intended to be granted to the Holder hereunder, or any security interest the Corporation may hereafter grant or become bound to grant to the Holder for the purpose of accomplishing and effecting the intention of this Debenture. The Corporation hereby irrevocably appoints the Holder to be the attorney of the Corporation, coupled with an interest, with full power of substitution, for and in the name of the Corporation to execute and to do any deeds, documents, transfers, demands, assignments, assurance, consents and things which the Corporation is obliged to sign, execute or do hereunder.

11.2     TERM

     This Debenture shall become effective according to its terms immediately upon the execution hereof by the Corporation and shall continue as security for the Obligations until all of the Obligations are paid and performed in full and this Debenture is terminated.

11.3     NON-SUBSTITUTION

     This Debenture and the Security Interest are in addition to and not in substitution for any other agreement made between the Holder and the Corporation or any other security granted by the Corporation to the Holder whether before or after the execution of this Debenture.

11.4     NO  MERGER

     Neither the taking of any action suit or proceeding, judicial or extra-judicial nor the exercise of any power of seizure or disposition shall extinguish the liability of the Corporation to pay and perform the Obligations nor shall the acceptance of any payment or alternate security constitute or create any novation. No covenant, representation or warranty of the Corporation herein shall merge in any judgment.

11.5     ENTIRE  AGREEMENT

     There are no representations, agreements, warranties, conditions, covenants or terms, express or implied, collateral or otherwise, affecting this Debenture or the Security Interest or the Corporation's obligations and liabilities hereunder other than express herein.

11.6     TIME  OF  ESSENCE

     Time  shall  be  of  the  essence  in  this  Debenture  in  all  respects.

11.7     DISCLOSURE  OF  INFORMATION  RE  CORPORATION

     The Corporation agrees that the Holder may provide from time to time such information concerning this Debenture, the Collateral and the Obligations to such persons as the Holder in good faith believes are entitled to the same under the UCC.

                                   EXHIBIT "1"
                                FORM OF TRANSFER
RE: CONVERTIBLE DEBENTURE OF SENTRY TECHNOLOGY CORPORATION DUE APRIL 30, 2008 For value received, the undersigned hereby assigns and transfers unto ______________________________________ of _____________________________________
$ of the principal amount of the within Debenture registered in the name of the undersigned on the books of SENTRY TECHNOLOGY CORPORATION (the "CORPORATION") including the rights thereunder to the accrued and unpaid interest on such principal amount and hereby irrevocably constitutes and appoints ____________________________ attorney to transfer the said Debenture on the books of the Corporation with full powers of substitution in the premises.

     DATED_____________  in  the  presence  of  __________________________.

                                    Signed:  ___________________________________

                                   EXHIBIT "2"

                    FORM OF ELECTION OF CONVERSION PRIVILEGE


TO:     SENTRY  TECHNOLOGY  CORPORATION

     The undersigned hereby irrevocably elects to convert $100,000 or any integral multiple thereof principal amount of the within Debenture into Common Shares of the Corporation at the Conversion Price in accordance with the Terms and Conditions of the Debenture. Please issue share certificates for said Common Shares as follows:

     Principal  amount  converted:  $  _____________________________
     ($100,000  or  integral  multiple  thereof  only)


Name:     ____________________________________
Address:  ____________________________________
          ____________________________________
Date:     ____________________________________

Signed:   ____________________________________

                                                         Exhibit  99.2


                          STAKEHOLDERS RIGHTS AGREEMENT

     This  Stakeholders  Rights  Agreement (the "AGREEMENT") is made as of April
                                                 ---------
30, 2004 among Sentry Technology Corporation, a Delaware corporation (the "COMPANY"), Peter Murdoch ("MURDOCH"), Robert Furst ("FURST") and Saburah
      --                       -------                      -----
Investments  Inc.  ("SABURAH")  (collectively  referred  to  as  the  "EXISTING
                     -------                                           --------
STOCKHOLDERS")  and  Brascan  Technology  Fund  Inc., in its capacity as general
        ----
partner,  and  on  behalf  of,  Brascan  Technology  Fund  (the  "INVESTOR").
                                                                  --------
                                   BACKGROUND
     WHEREAS,  the  Company is issuing and selling to the Investor a Convertible
Debenture  in  the  principal  amount  of  US  $2 million (the "DEBENTURE"), and
                                                                ---------
warrants  to purchase up to 5,000,000 Common Stock (the "WARRANTS"), pursuant to
                                                         --------
the terms of a Subscription Agreement dated even date herewith between the Investor and the Company (the "SUBSCRIPTION AGREEMENT"); and
                                    -----------------------
WHEREAS, the parties hereto desire to enter into this Agreement to govern certain of their respective rights, duties and obligations after consummation of the transactions contemplated by the Subscription Agreement.
                                          -----------------------
NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:


                                 ARTICLE  I
                                 DEFINITIONS

SECTION 1.1 DEFINITIONS. As used in this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set forth below:

"AFFILIATE"  shall  mean,  with respect to any Person, any other Person who
 ---------
directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person.

"BOARD"  shall  mean  the  Board  of  Directors  of  the  Company.
 -----
"BUSINESS  DAY"  shall  mean  any  day except a Saturday, Sunday or other day on
 -------------
which commercial banks located in New York, New York are not open for the general transaction of business.

"COMMON  STOCK"  shall  mean the Common Stock, par value $.001 per share, of the
 -------------
Company and any other securities into which or for which such Common Stock may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, consolidation, sale of assets or other similar transaction.

"CONTROL"  shall  mean  the  possession, directly or indirectly, of the power to
 -------
direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "CONTROLLED" and "CONTROLLING" have meanings correlative thereto.
                ----------       -----------
"CONVERTIBLE  SECURITIES"  shall  mean  all  securities  of a corporation which,
 -----------------------
directly or indirectly, are convertible into or are exercisable or exchangeable for common stock of a corporation, including without limitation, stock appreciation rights, options, warrants, convertible debt instruments, convertible preferred stock, and other rights to directly or indirectly purchase, subscribe for or acquire shares of common stock, whether or not such Convertible Securities have then vested or are then exercisable or exchangeable.

 "FAMILY  MEMBERS"  shall  mean, with respect to a Person, such Person's spouse,
  ---------------
direct descendants (including adopted children and stepchildren, if any), siblings, parents, mother- and father- in-law, brothers- and sisters- in-law, aunts, uncles, nieces and nephews.

"FIVE  PERCENT  STOCKHOLDER" shall mean, as of the time measured, any Person who
 --------------------------
is the "beneficial owner" (as that term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, or any successor or replacement rule thereof) of Common Stock which represents five percent (5%) or more of the Common Stock then outstanding.

"FULLY-DILUTED  BASIS"  shall mean, with respect to measuring a number of shares
 --------------------
of capital stock of a corporation or a percentage of shares of capital stock of a corporation, measuring based on all of the common stock then outstanding, assuming the conversion into common stock of all Convertible Securities then outstanding.

"GAAP"  shall  mean United States generally accepted accounting principles as in
 ----
effect  from  time  to  time.

"PERSON"  shall  mean  an  individual,  corporation,  partnership,  joint  stock
 ------
company, limited liability company, joint venture, trust or unincorporated organization, or a governmental authority or any agency or political subdivision thereof, or any other business entity.

"SUBSIDIARY"  or  "SUBSIDIARIES" or "subsidiary" or "subsidiaries" shall mean at
 ----------        ------------      ----------      ------------
any date, any Person of which securities or other ownership interests representing more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests or in the case of a partnership or limited liability company more than 50% of the profits or losses of which are, as of such date, owned, controlled or held by the Company or one or more subsidiaries of the Company.

SECTION 1.2 CERTAIN OTHER DEFINITIONS. The following terms are defined in the following sections of this Agreement:

                TERM                              SECTION
              1934  Act                        Section  3.1(b)
              Agreement                        Lead-in
              Existing  Stockholders           Lead-in
              Company                          Lead-in
              Co-Sale  Securities              Section  6.1
              Investor  Director               Section  2.1
              Investor                         Lead-in
              Debenture                        Lead-in
              Proposed  Number                 Section  6.1
              Right of First Refusal Notice    Section  6.1
              Sale  Notice                     Section  6.1
              SEC                              Section  3.1(b)
              Subscription  Agreement          Lead-in
              Tag-Along Exercise Notice        Section  6.1
              Transfer                         Section  6.1
              Warrants                         Lead-in



                                  ARTICLE  II
                              CORPORATE  GOVERNANCE

SECTION 2.1 BOARD OF DIRECTORS. The Investor shall have the right, but not the obligation, to designate one (1) member for election to the Board (the "INVESTOR DIRECTOR"). If the Board is comprised of classes of directors, when
 ------------------
and if designated by the Investor, the Investor Director shall become a member of the class of directors most recently elected by the stockholders. So long as the Investor has the right to designate an Investor Director pursuant to this Section 2.1 and actually designates an Investor Director, the parties to this Agreement will take such steps as are necessary to appoint such Investor Director within 60 days of notice from the Investor to the Company designating the Investor Director. The Investor Director shall also be entitled to, but shall not be obligated to, serve on each committee of the Board. To the extent not already in existence, the Existing Shareholders shall take such steps as are necessary to cause an audit committee and compensation committee of independent directors to be appointed. The Investor Director shall be entitled to the same perquisites, including stock options, reimbursement of expenses and other similar rights in connection with such person's membership on the Board, as each other non-executive member of the Board. If after designating an Investor Director and having the Investor Director appointed, the Investor elects not to have an Investor Director, the Investor shall thereafter no longer be entitled to designate an Investor Director, provided that nothing herein shall restrict the Investor's right to designate a different individual to serve as an Investor Director in the event of the death, resignation or removal of an Investor
Director  so  long  as a replacement Investor Director is designated within five
Business  Days  of  such  death,  resignation  or  removal.

SECTION 2.2 OBSERVER. If, at any time, no Investor Director is a member of the Board, the Investor shall have the right to an observer, who shall be entitled to attend each meeting of the Board. Such observer shall be entitled to receive all materials that are provided to the directors of the Company and to participate in the discussions at all meetings of the Board. Unless prohibited by law, the observer shall be entitled to the same perquisites, including stock options, reimbursement and expenses and other similar rights as are available to the directors of the Company. The Investor acknowledges and agrees that neither the Investor nor observer shall trade the securities of the Company with knowledge of any material undisclosed information prior to its disclosure.

SECTION 2.3 MEETINGS OF THE BOARD. The Company will cause the Board to meet at least four times each year and at least once each quarter.

SECTION 2.4 DIRECTORS' AND OFFICERS' INSURANCE. The Company shall maintain directors and officers liability insurance in such amounts as the Board shall determine from time to time.

SECTION 2.5 CONFLICTING PROVISIONS IN CERTIFICATE OF INCORPORATION OR BYLAWS. Each Existing Stockholder agrees to promptly vote its Shares or execute proxies or written consents, as the case may be, and to take all other actions necessary or desirable to ensure that the Company's Certificate of Incorporation and Bylaws do not at any time conflict with any provision of this
Agreement.     .


                                 ARTICLE  III
                         COVENANTS  OF  THE  COMPANY

SECTION  3.1     AFFIRMATIVE  COVENANTS.  The  Company  agrees  as  follows:
(a) The Company will retain independent public accountants as selected by the Board, which independent public accountants shall certify the Company's financial statements at the end of each fiscal year.
(b) If at any time the Company shall cease to be required to make filings of reports and other documents with the Securities Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "1934
       ---                                                                  ----
ACT"), the Company will deliver in writing the following to each Investor or permitted transferee of such Investor:
(i) Within thirty (45) days after the end of each quarter in each fiscal year, a consolidated balance sheet of the Company as of the end of such quarter and a consolidated statement of operations of the Company for the period from the beginning of the fiscal year to the end of such quarter and for the comparable periods of the immediately preceding fiscal year, in each case unaudited but prepared in accordance with GAAP and accompanied by a statement of the Chief Financial Officer or other senior executive officer of the Company to the effect that the quarterly financial statements are true, complete and correct in all material respects and have been prepared in accordance with GAAP, subject to normal year-end adjustments;
(ii) Within ninety (90) days after the end of each fiscal year of the Company, a consolidated balance sheet of the Company as of the end of such fiscal year and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the fiscal year then ended and for the immediately preceding fiscal year, prepared in accordance with GAAP and audited by the Company's independent public accountants, together with such firm's report thereon;
(iii) Such other information regarding the business, prospects, financial condition, operations and affairs of the Company and its Subsidiaries as such Investor may reasonably request. To such end, except when necessary to preserve the confidentiality of information or to avoid real or apparent conflicts of interest, the Company will permit such Investor or transferee or such Person's authorized representatives to visit and inspect the properties and records of the Company and to discuss its business, prospects, financial condition, operations and affairs with directors, officers and employees of the Company, during normal business hours and upon reasonable notice, as often as may be reasonably requested.
(c) The Company shall prepare an annual budget and deliver it to the Board for approval no later than 30 days prior to the beginning of the fiscal year to which the annual budget relates.
(d) The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, such number of its duly authorized shares of Common Stock as shall be sufficient to effect the conversion of the Debenture and the Warrants. In order to ensure that the Company shall be able to satisfy the foregoing covenant at all times, the Company covenants and agrees to seek the approval of its shareholders to increase the authorized capital of the Company to a number of Common Shares as shall be sufficient for such purposes, such approval to be sought at such time as is necessary so as to enable the Holder to be able to exercise its rights of conversion under the Debenture within the time frames set forth in Article 4 of the Debenture and to exercise its rights under the Warrants, it being acknowledged and agreed that the Holder shall also have the right, without diminishing any of the obligations of the Company under this paragraph, to require the Company to call a meeting of the Company's shareholders for the purposes of obtaining such approval of shareholders in the event that at any time, the Current Market Value (as defined in the Debenture) falls below $0.07 per share, regardless of whether the Current Market Value (as defined in the Debenture) thereafter rises. The Company will use its best efforts to obtain promptly any authorization, consent, approval or take any other action or make any filing with any court or administrative body that may be required under applicable securities laws in connection with the issuance of shares of Common Stock upon conversion of the Debenture or exercise of the Warrants.

SECTION 3.2 NEGATIVE COVENANTS. The Company shall not, without the prior written consent of Investor :
(a) amend the Certificate of Incorporation or Bylaws of the Company or any of its Subsidiaries, if such amendment would change any of the rights, preferences or privileges of the Investor under the Debenture or the Warrants;
(b) take any action which the Company is precluded from taking by this Agreement, the Subscription Agreement or the Company's Certificate of Incorporation, as amended or restated from time to time;
(c) invest in securities other than cash and cash equivalent securities;
(d)          declare  or  pay  any  dividends;
(e) make any loans, enter into any contracts or engage in other transactions with any of the Company's officers, directors, or any Person who, at the time, is a Five Percent Stockholder (or any Affiliates of any of the foregoing) in an amount equal to or in excess of $25,000 alone or when aggregated with other transactions with such Person in any rolling twelve (12) month period (other than employment agreements in effect prior to the date hereof and obligations of the Company reflected on its books and records as of the date hereof); or
(f)          agree  to  any  of  the  foregoing.


                                ARTICLE  IV
                       COVENANTS  OF  THE  INVESTOR

SECTION  4.1     NO  OPEN MARKET PURCHASES.  During the period commencing on the
                 ---------------------------------------------------------------
date  hereof  and  running  for  one (1) year thereafter, the Investor shall not
 -------------------------------------------------------------------------------
purchase  any  shares of the Company's Common Stock in open market transactions,
 -------------------------------------------------------------------------------
unless  such  purchase  is  approved  by  the  Board.
 ----------------------------------------------------


                                ARTICLE  V
                  COVENANTS  OF  THE  EXISTING  STOCKHOLDERS

SECTION 5.1 OVER ISSUANCES. Each of the Existing Stockholders hereby agrees to take all actions as may be necessary in order to cause the Company to satisfy its obligations under Section 3.1(d) of this Agreement and shall vote all of their Common Stock entitled to vote thereon to grant such approvals as may be required by applicable law to increase the amount of the Company's authorized but unissued shares of Common Stock to such number of shares as shall be sufficient so as to enable the Holder to be able to exercise its rights of conversion under the Debenture and to exercise its rights under the Warrants.

SECTION  5.2     RESTRICTIONS  ON  EXISTING  SHAREHOLDERS.  Each  of Murdoch and
Saburah agrees not to sell, transfer, pledge or otherwise convey, directly or indirectly, any Common Stock during the first year that the Debenture is outstanding and thereafter, in excess of 1,500,000 Common Stock (for Murdoch and Saburah together) in any successive year that the Debenture is outstanding and Furst agrees not to sell, transfer, pledge or otherwise convey, directly or indirectly, in excess of 1,500,000 Common Stock during the first year that the Debenture is outstanding and thereafter, in excess of 3,000,000 Common Stock in any successive year that the Debenture is outstanding, save and except that if, at any time while the Debenture is outstanding, Furst holds less than 10% of the issued and outstanding Common Stock, calculated on a non-diluted basis, then the restrictions in this Section 5.2 on the sale of Common Stock shall cease to apply as it relates to Furst, provided that notwithstanding any other provisions of this Agreement, no sale, transfer, pledge or other conveyance, directly or indirectly, of Common Stock by Murdoch, Saburah or Furst shall be permitted while the Debenture is outstanding in the event that the transaction would result in Murdoch, Saburah and Furst, as a group, holding less than 50.01% of the then issued and outstanding Common Stock unless at the time of the transaction, the Company shall have increased its authorized capital and set aside and reserved for issuance an aggregate 71,666,667 Common Stock to be issued on conversion of the Debenture (regardless of whether the Debenture is then convertible) and exercise of the Warrants. Any sale of Common Stock permitted by this Section shall be completed in accordance with Article VI.


                                ARTICLE  VI
               RIGHTS  OF  FIRST  REFUSAL  AND  CO-SALE  RIGHTS

SECTION 6.1 SUBJECT TRANSFERS; EXERCISE. Except for sales of Common Stock on a recognized stock exchange on which the Common Stock is listed, if any Existing Stockholder proposes, directly or indirectly, to transfer, sell, assign, pledge, encumber, mortgage, hypothecate, give, or otherwise dispose of, whether or not by operation of law and whether voluntarily or involuntarily in one transaction or a series of related transactions (collectively, "TRANSFER"),
                                                                     --------
to  any  Person  any  shares  of  Common  Stock  ("CO-SALE SECURITIES") that the
                                                   ------------------
Existing Shareholder is permitted to sell under Section 5.2, such Existing Stockholder shall give written notice to the Investor as soon as practicable but
                                             --------
in no event later than thirty (30) days prior to the consummation of such Transfer, which notice shall specify the name and address of the proposed
Transferee, the number of Co-Sale Securities proposed to be Transferred ("PROPOSED NUMBER"), the amount and form of consideration, and, in reasonable
        ----------
detail, the other terms and conditions of the proposed Transfer, and shall be accompanied by a copy of any written agreement (whether in draft or definitive form at such time) or offer relating to such Transfer (a "SALE NOTICE"). Each
                                                            -----------
Investor shall have the right to elect to (a) purchase the Proposed Number of Co-Sale Securities for itself on the same terms and conditions by delivering a written  notice  (a  "RIGHT  OF  FIRST REFUSAL NOTICE") within fifteen (15) days
                      -------------------------------
after the Sale Notice is deemed to have been given to the Investor, (b) participate in the proposed Transfer by delivering a written notice (a
"TAG-ALONG  EXERCISE  NOTICE")  to  the  Existing  Stockholder who gave the Sale
         -------------------
Notice within fifteen (15) days after the Sale Notice is deemed to have been given to the Investor, specifying the number of shares of Common Stock that the
              ------------------------------------------------------------------
Investor  shall  desire to so Transfer, or (c) decline to exercise either of the
--------------------------------------------------------------------------------
rights  in  (a)  or  (b).  Notwithstanding the foregoing, the provisions of this
-------------------------
Section 6.1 shall not apply to any Transfer by any Existing Stockholder of any Co-Sale Securities in any of the following circumstances, if and only if each Transferee of such Co-Sale Securities shall, immediately prior to and as a condition of such Transfer, become a party to this Agreement as an Existing
Stockholder: (i) by gift, (ii) as collateral security for any bone fide indebtedness of such Existing Stockholder, (iii) to a Family Member of such Existing Stockholder, or (iv) to a trust, the sole beneficiaries of which, or to a corporation, partnership or limited liability company, the sole stockholders, partners or members, as the case may be, of which, include only such Existing Stockholder and the Family Members of such selling Existing Stockholder.

SECTION 6.2 IF RIGHT OF FIRST REFUSAL EXERCISED. In the event that the Investor gives a Right of First Refusal Notice with respect to all of the Co-Sale Securities, the purchase and sale of the Common Stock which are the subject of the Right of First Refusal Notice shall be completed on that date which is 30 days following the giving of the Right of First Refusal Notice at the offices of the Company.

SECTION 6.3 IF TAG-ALONG EXERCISED. In the event that the Investor gives a Tag-Along Exercise Notice instead of a Right of First Refusal Notice and securities specified in each Tag-Along Exercise Notice delivered by the Investor
                                                                        --------
in addition to the Proposed Number of shares of Common Stock, no Existing Stockholder shall sell any Co-Sale Securities to the proposed Transferee unless the extent to which the Investor and the Existing Stockholder participate in the
                        --------
proposed Transfer is proportionately reduced in the manner described in the immediately following sentence. The Investor and Existing Stockholder shall be
                                      --------
entitled to Transfer a number of shares (determined on a Fully-Diluted Basis) equal to the number of shares which such Transferee has agreed to purchase from the Investor and the Existing Stockholder multiplied by a fraction, the
     --------
numerator of which is the number of shares (determined on a Fully Diluted Basis) owned by the Investor or Existing Stockholder, as the case may be, on the last
               --------
day of the fifteen (15) day Tag-Along Exercise Notice period, and the denominator of which is the total number of shares (determined on a Fully-Diluted Basis) owned by all of the selling Existing Stockholders participating in such Transfer and the Investor on the last day of the fifteen
                                         --------
(15) day Tag-Along Exercise Notice period. If, after any such calculation, any Investor or any selling Existing Stockholder shall no longer desire to participate to the full extent as calculated in the immediately preceding sentence, then the Investor shall be entitled to proportionately increase their
                    --------
respective participation in such manner as shall be reasonably agreed upon by the remaining participating Investor.
                               --------
SECTION 6.4 SURVIVAL. If the Investor shall not have given a Right of First Refusal Notice with respect to all of the Co-Sale Securities and the Existing Stockholders have not completed the sale of their Co-Sale Securities in accordance with the terms described in the Sale Notice and this Article VI within 120 days following the date that the Sale Notice was given to the Investor, no sale of the Co-Sale Securities may be made without the Existing Stockholders again complying with the terms of this Article and so on from time to time.


                                ARTICLE  VII
                               MISCELLANEOUS

SECTION 7.1 NOTICES. All notices and other communications required or permitted to be given pursuant to this Agreement shall be in writing signed by the sender, and shall be deemed duly given (i) on the date delivered if personally delivered, (ii) on the date sent by telecopier with automatic confirmation by the transmitting machine showing the proper number of pages were transmitted without error, or (iii) on the Business Day after being sent by Federal Express or another recognized overnight mail service which utilizes a written form of receipt for next day or next business day delivery, in each case addressed to the applicable party at the address set forth below; provided that a party hereto may change its address for receiving notice by the proper giving of notice hereunder:

     If  to  the  Company  to:

                         Sentry  Technology  Corporation
                         1881  Lakeland  Avenue
                         Ronkonkoma,  NY  11779
                         Fax:(631)  739-2144
                         Attn:  Peter  Mundy

     With  a  copy  to  (which  shall not  constitute  notice):

                         Mark  S.  Haltzman  and  Associates
                         One  Belmont  Avenue,  Suite  402
                         Bala  Cynwyd,  PA  19004
                         Fax:  (610)  668-1915
                         Attn:  Mark  S.  Haltzman,  Esquire

     If  to  Murdoch  or  Saburah:

                         ID  Security  Systems  Canada  Inc.
                         37  Voyager  Court  North
                         Toronto,  Ontario  M9W  4Y2
                         Fax:  (416)  674-5075

     If  to  Furst:      3900  Walden  Road
                         Deephaven,  MN  55391
                         Fax:  (416)  674-5075

If  to  the  Investor:

                         Brascan  Technology  Fund  Inc.
                         BCE  Place
                         181  Bay  Street
                         Suite  300,  P.O.  Box  771
                         Toronto  ON   M5J  2T3
                         Fax:  (416)  446-0050
                         Attn:  Mr.  Stephen  Adams

With  a  copy  to  (which  shall not  constitute  notice):

                         Goodman  and  Carr  LLP
                         200  King  Street  West
                         Suite  2300
                         Toronto  ON   M5H  3W5
                         Fax:  (416)  595-0567
                         Attn:  Ms.  Jenny  Chu  Steinberg


SECTION 7.2 ENTIRE AGREEMENT. This Agreement and the other Ancillary Agreements (as such term is defined in the Subscription Agreement) are intended
                                             ----------------------
to be, a complete statement of all the terms of the arrangements between or among the parties hereto with respect to the matters set forth herein, and supersedes any previous agreements, understandings and discussions between the parties hereto with respect to those matters. There are no promises, representations, warranties, covenants or undertakings other than those set forth herein and therein.

SECTION 7.3 MODIFICATIONS AND AMENDMENTS. This Agreement may be amended or modified only by a written consent executed by the Company, Existing Shareholder and Investor.

SECTION 7.4 BENEFIT; ASSIGNABILITY. This Agreement shall be binding on and shall inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder. The Common Stock, the Debenture and the Warrants (together with the rights of the Investor relating to the Common Stock, the Debenture and the Warrants) shall be transferable and assignable by each Investor to any Investor in, and officers, directors, members, managers and partners of, an Investor, and any Affiliate (and each of its officers, directors, members, managers and partners) or heirs, personal representatives, or successors, of any of the foregoing.

SECTION 7.5 GOVERNING LAW; JURISDICTION. This Agreement and any and all matters arising directly or indirectly herefrom shall be governed by and construed and enforced in accordance with the laws of the State of New York and the United States.

SECTION 7.6 SEVERABILITY. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the fullest extent permitted by applicable law, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by applicable law.

SECTION  7.7     INTERPRETATION.
(a) Article, Section, and Subsection headings are not to be considered part of this Agreement, are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents thereof.
(b) Use of the terms "herein," "hereunder," "hereof," and like terms shall be deemed to refer to this entire Agreement and not merely to the particular provision in which the term is contained, unless the context clearly indicates otherwise.
(c) Use of the word "including" or a like term shall be construed to mean "including, but not limited to."
(d) Words importing a particular gender shall include every other gender, and words importing the singular shall include the plural and vice-versa, unless the context clearly indicates otherwise.

SECTION 7.8 NO WAIVER OF RIGHTS, POWERS AND REMEDIES. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing among the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

SECTION 7.9 COUNTERPARTS; FACSIMILE. This Agreement may be executed in one or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and shall be effective upon delivery of counterpart signatures by all parties hereto. Execution and delivery of this Agreement by facsimile transmission shall constitute execution and delivery of this Agreement for all purposes, with the same force and effect as execution and delivery of an original manually signed copy hereof.

SECTION 7.10 TERMINATION OF THIS AGREEMENT. This Agreement and all the rights and obligations hereunder of the Company, Existing Shareholders and the Investor (other than the obligation of the parties to submit any dispute in connection with Agreement as set forth in Section 7.11) shall terminate and be of no force and effect at such time as the unpaid amount due and owing under the Debenture is less than Two Hundred and Fifty Thousand Dollars ($250,000).

SECTION 7.11 ARBITRATION. If any dispute arising out of or related to this Agreement, its interpretation, performance or breach hereof, and the parties are unable to agree on a mutually satisfactory resolution within thirty (30) days, any party may require the matter to be settled by the American Arbitration Association in accordance with its Commercial Arbitration Rules. The parties agree that the dispute will be resolve by a single arbitrator, selected in accordance with the Commercial Arbitration Rules, and the decision of the arbitrator shall be final and binding on the parties hereto and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The costs assessed by the AAA for arbitration shall be borne equally by all the parties.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused this Agreement to be executed by their duly authorized representatives, as of the date first written above.

                              Sentry  Technology  Corporation

                              By:     /s/
                                  ----------------------------
                                   Name:
                                   Title:


Brascan Technology Fund Inc. in its capacity as general partner of, and on behalf of, Brascan Technology Fund


                              By:     /s/
                                  ----------------------------
                                   Name:
                                   Title:



                                    /s/
                                  ----------------------------
                                   Peter  Murdoch


                                   /s/
                                  ----------------------------
                                   Robert  Furst


                                  Saburah  Investments  Inc.


                                  By:     /s/
                                      ------------------------
                                       Name:
                                       Title: